Exhibit 1

SCAILEX CORPORATION LTD.

Quarterly Report

As of September 30, 2006

January 28, 2007

Contents

—	Changes and Significant Developments in the Company's Operations

—	Directors’ Report

—	Financial Statements as of September 30, 2006

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Clarification

Scailex Corporation Ltd. (hereafter “The Company”) is a public Company whose shares are traded on the Tel Aviv Stock Exchange Ltd. (hereafter “TASE”). Trading in the Company’s shares on the NASDAQ Global Market (hereafter “NASDAQ”) was suspended on September 18, 2006, and on October 23, 2006 the Company’s shares were de-listed from NASDAQ trading. As of the date of this report, the Company’s shares are traded on the United States Over-The-Counter Bulletin Board (hereafter “OTC”).

Up to the date of trading suspension, the Company reported in Israel under Chapter E3 of the Securities Law, 5728-1968 (hereafter “the Law”). The annual periodic report (20F) which the Company submitted to the United States Securities and Exchange Commission (hereafter “SEC”), and which included the latest annual report for the financial year ended December 31, 2005, which was submitted on June 28, 2006 to the SEC and on June 29, 2006 to MAGNA, was prepared and submitted according to United States law. Accordingly, the Company’s annual financial statements which were appended to its annual periodic report were prepared in accordance with United States Generally Accepted Accounting Principles (hereafter “US GAAP”) and were audited in accordance with United States Generally Accepted Auditing Standards (hereafter “PCAOB Standards”).

Further to a position taken by the Israel Securities Authority (hereafter “ISA”), from September 18, 2006 the Company began reporting in Israel under Chapter F of said law, which is binding on entities that report in Israel, this together with its SEC reporting, in accordance with United States securities laws, in a format under which it previously reported.

Further to the Company’s transition from one reporting format to another and the fact that the Company was required to submit, for the first time to the ISA and to the Stock Exchange, financial statement prepared under Chapter F of said law, the ISA permitted the Company to submit this report and its interim financial statements as of September 30, 2006, by January 31, 2007. This report is the Company’s first quarterly report prepared under Chapter F of said law. In this regard, it should be noted that on November 20, 2006, the Company submitted its condensed financial statements as of September 30, 2006 prepared in accordance with United States law and US GAAP to the SEC. Condensed financial statements were also filed with MAGNA on November 21, 2006.

The interim report for the nine-month and three-month periods ended September 30, 2006, which are appended to this report, are prepared in accordance with Israeli Securities Regulations and International Financial Reporting Standards (hereafter “IFRS”). The transition to IFRS was effected on the basis of the Company’s statements prepared under US GAAP. The transition date was January 1, 2005. Said transition was done in accordance with IFRS 1 and Accounting Standard 29 “Adoption of International Financial Reporting Standards”, which allow early adoption of IFRS.

The Company intends to submit, to the ISA and the Stock Exchange, its periodic report for 2006, including its financial statements for the financial year ended December 31, 2006, which will be prepared under IFRS, by the end of March 2007, and this in accordance with Chapter F of the securities laws and related regulations. At the same time, the Company intends to submit its annual report (20F) for 2006 to the SEC, including financial statements for the financial year ended December 31, 2006, which will be prepared in accordance with US GAAP and in accordance with United States securities laws, by the end of June 2007.

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SCAILEX CORPORATION LTD.

Changes and Significant Developments in the Company’s Operations
During the Nine-Month Period Ended September 30, 2006 1

1. Company Activities and Business Developments

1.1 The Company was founded in 1971 under the laws of the State of Israel as Scitex Corporation Ltd. The Company is a public company and its shares, from 2001, are registered for trading on the Tel Aviv Stock Exchange Ltd. In December 2005, the Company’s name was changed to Scailex Corporation Ltd.

From 1980 and up to October 23, 2006, the Company’s shares were also registered for trading on the NASDAQ. On September 18, 2006 trading in the Company’s shares was suspended by the NASDAQ and on October 23, 2006, the Company’s shares were de-listed from the NASDAQ, as the Company was classified by NASDAQ as a “Public Shell” (without any business operations). As of the date of this report, the Company’s shares are traded on the OTC.

1.2 During July 2006, the Company’s primary shareholders – Discount Investments Corporation Ltd. (hereafter “DIC”) and Clal Industries and Investments Ltd. (hereafter “CII”), sold all their holdings (CII-24.85% and DIC-24.54%) in the Company to Israel Petrochemical Industries Ltd. (hereafter “IPE”). For additional details, see section 3 of this report.

1.3 During January 2004 the Company sold the operations of Scailex Digital Printing Inc. (hereafter “SDP”), which dealt with the development, design and marketing of high speed digital printers. During November 2005, the Company sold the operations of SV (Tel Aviv) Ltd., 2 (hereafter “SV”), which dealt with the development, design and marketing of wide format digital printers and during August 2006, the Company sold most of its holdings in Jemtex Ink Jet Printing Ltd. (hereafter “Jemtex”), which dealt with the technology for continuous digital ink jets for industrial applications. For details concerning these discontinued operations, see section 7 of this report.

As of the date of this report, the Company’s primary assets are cash and cash equivalents, such as daily deposits, United States government bonds, and low-risk rated company bonds. As of September 30, 2006, NIS 286.9 million was invested in available-for-sale financial assets and investments held for short-term and long-term redemption, and NIS 1,006.7 million was invested in daily deposits.

As of the date of this report, the Company is considering and preparing itself for a purchase of Oil Refineries Ltd. (hereafter “ORL”) shares, under a privatization plan which is expected during the first quarter of 2007, as discussed in section 8 of this report.

[1] The update is in accordance with Regulation 39A of Securities (Periodic and Immediate Reports) Regulations, 5730-1970 and includes changes in the entity’s operations during the nine-month period ended September 30, 2006 and up to the publication date of this report.
[2] As of the date of this report, Scailex Vision’s primary asset is a cash balance of NIS 166.9 million.

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2. Operations

As of the date of this report, the Company is operate in one segment-that is, managing its assets, locating business opportunities, and considering and preparing for the purchase of ORL shares, as discussed in section 8 of this report.

3. Investments in Company Capital and Transactions in its Shares

During May 2006, the Company’s primary shareholders, DIC and CII agreed to sell all their holdings (CII-24.85% and DIC-24.54%) in the Company to IPE for NIS 745 million ($165 million, $8.776 per share), subject to, inter alia, various adjustments of the consideration for dividend distributions by SV and for tax refunds that will be received by certain subsidiary companies. Under the agreement, IPE undertook to have SV declare a distribution to its shareholders at an early date and in a reasonable manner, until the distribution of all cash that SV will hold, and to cause the voluntary liquidation of SV upon completion of all said distributions.

The sale transaction was completed during July 2006 and in accordance with agreed formulae for an adjustment of the consideration, IPE paid NIS 746.7 million ($167.6 million) to DIC and CII for the shares.

4. Dividend Distributions

During 2004 the Company made a cash dividend distribution to its shareholders of NIS 404.2 million ($90 million). This distribution was approved by the Court.

From 2005 and up to the date of this report, the Company has not made any further dividend distributions.

For details on SV’s dividend distributions, see section 7.2B of this report.

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5. Financial Information on the Company’s Segments of Operations

Financial information on the Company’s segments of operations, expressed in NIS million:

		Nine-Month Period Ended September 30,
		2006	2005
		NIS Million

Revenue	From outside parties (financing and others)	56.3	17.8
	From other segments of operations	-	-

	Total	56.3	17.8

Total allocated costs	Costs, which are not revenues of another segment of operations
	(general & administrative, financing and others)	9.1	9.9
	Costs, which are revenues of other segments of operations	-	-

	Total	9.1	9.9

Profits from ordinary operations		47.2	7.9

Total assets		1,374.8	1,402.5

Minority share in revenue from the external segments of operations		1.9	-

		2005
		NIS Million

Revenue	From outside parties (financing and others)	24.4
	From other segment of operations	-

	Total	24.4

Total allocated costs	Costs, which are not revenues of another segment of operations
	(general & administrative, financing and others)	15.3
	Costs, which are revenues of other segments of operations	-

	Total	15.3

Profits from ordinary operations		9.1

Total assets		1,624.2

Minority share in revenue from the external segments of operations		-

6. The General Environment and the Effect of Outside Factors on Company Operations

As of the date of this report, the primary assets of the Company are cash and cash equivalents. Accordingly, the Company’s financial data and business results are affected mainly by changes in the Israeli and foreign capital markets (including the United States bond market), and by changes in interest (mainly United States), inflation and exchange rates.

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As disclosed in sections 1.3 and 8 of this report, the Company is considering business opportunities or other investments, including the purchase of ORL shares. Accordingly, the Company’s business results may be affected also by its ability to locate appropriate investments and/or make successful investments, the state of the market and the Israeli and global economic situation.

Changes in capital market trends in Israel and the world may affect the prices of traded securities in which the Company is invested and its ability to generate capital gains from any realizations of its holdings. In addition, the Company is exposed to changes in interest and exchange rates, which affect its business operations.

7. Discontinued Operations

Up to January 2004, November 2005 and August 2006, the Company, through SDP, SV and Jemtex, respectively, was involved in a number of operations, which were subsequently discontinued. After said date, and as of the date of this report, the Company is no longer involved in said discontinued operations. In its financial statements, the Company has classified the operating results of said segments under discontinued operations and has reclassified its operating results for previous reporting periods. For details regarding the operating results of discontinued operations, see note 1 to the financial statements.

7.1 High-Speed Digital Printing Segment

a. During January 2004, the Company completed the sale of most of SDP’s assets, liabilities and operations relating to its high speed digital printing operations, including most of its distribution channels, to Eastman Kodak Company (hereafter “Kodak”) for NIS 1,102.5 million ($250 million) in cash.

In addition, NIS 52.9 million ($12 million) was held by SDP after the transaction. In accordance with the agreement, NIS 110.1 million ($25 million) of the consideration was deposited with a trustee, of which (1) NIS 66.6 million ($15 million) was transferred during February 2004 to the account of SDP’s parent company (Scailex Corporation Development, hereafter “SDC”), a consolidated company under the Company’s full ownership; (2) NIS 21.9 million ($5 million) was transferred during January 2005 to SDP’s account; and (3) NIS 22.9 million ($5 million) was transferred during January 2006 to the Company.

Further to said transaction, the company recorded a gain of NIS 264.6 million ($60 million). Up to the sale of SDP’s operations in January 2004, the Company dealt, through its SDP subsidiary, in the development, design and marketing of high speed digital printers.

b. In December 2004, and further to tax assessments that were issued by US taxation authorities for the SDP and SDC subsidiaries for 1992-1996, the Company submitted a request for refund of federal tax on the basis of amended tax returns for 1994, 1995 and 1997. During July 2006, the Company received said tax refunds which totaled NIS 56.6 million ($12.6 million). For additional details see note 1B (1) to the financial statements.

c. For details of SDP’s current liabilities and gains on discontinued operations during 2005 and for the nine-month and three-month periods ended September 30, 2005 and 2006, see note 1B(1) to the financial statements.

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7.2 Wide Format Digital Printing Segment

a. During November 2005 SV completed the sale of most of its assets and business operations to Hewlett-Packard Company (hereafter “HP”), for NIS 1,067.2 million ($230 million) in cash (subject to various adjustments according to the agreement). As a result of said transaction, the Company recorded a gain of NIS 426.9 million. Up to the sale of SV’s operations to HP, the Company, through its SV, dealt in the development, design and marketing of wide format digital printers using ink jet technology (drop on-demand) for the industrial segment.

b. During February 2006, SV distributed a dividend of NIS 624 million ($135 million) to its shareholders, of which NIS 467 million ($101 million) was distributed to Company.

During December 2006, SV submitted a request to the District Court of Tel Aviv for a distribution under section 303 of the Companies Law, 5759-1999, of up to $20 million to its shareholders.

Said distribution of cash is to be made from SV’s cash and cash equivalents (derived mainly from funds received from the sale of its operations to HP during November 2005), which totaled, as of the date of the SV’s September 30, 2006 financial statements, NIS 166.9 million ($38.8 million). The Company expects that the Court will approve its request, and it will receive $14.3 million.

c. During October 2006, HP submitted a claim with the trustee for NIS 23 million ($5.3 million) of the NIS 98.9 million ($23 million), which was deposited in trust to cover possible indemnification claims under the agreement. In its claim, HP argued that it is entitled to said indemnification as SV had violated various presentations and commitments given in the agreement. SV rejected the claim and submitted its objection to the trustee. However, there is no certainty that SV will be able to successfully defend its position and in this case the trustee will be required to transfer said amounts to HP. In the opinion of Company management, SV’s books include a provision sufficient enough to cover any costs related to this claim, in the event that it will be realized.

d. For details concerning SV’s assets, liabilities and operating results from discontinued operations for 2005 and for the nine-month and three-month periods ended September 30, 2005 and 2006, see note 1B(2) to the financial statements.

7.3 Continuous Inkjet Digital Printing for Industrial Applications

a. During August 2006, the Company signed a reorganization agreement with the senior management of Jemtex, and accordingly, transferred most of its holdings in Jemtex to two senior managers of Jemtex-Messrs. Avraham Rabi and Yehoshua Scheinman. As a result of the transaction, the Company’s holdings in Jemtex decreased from 79% to 15% (on a fully diluted basis). Under the reorganization agreement, the Company converted NIS 29.7 million ($6.75 million) of the NIS 42.7 million ($9.7 million), that the Company had given Jemtex as loans, to Jemtex shares. Regarding the NIS 12.9 million ($3 million) balance, it was decided that this amount will be paid to the Company over a period of 5 to 7 years, unless Jemtex will pay the company $1 million by December 31, 2006 (on December 31, 2006 this date was extended to January 4, 2007, inclusive). If so, the debt will be considered as fully paid. It was also decided that the Company will be protected against any dilution (to maintain its holdings of 15% of said Company’s capital on a fully diluted basis), which will remain valid until repayment of the open balance of the loan, as relevant.

In addition, so long as the loan balance is $3 million, and not fully repaid, the Company was given the option to invest $5 million, at a company valuation (“before the money”) of $20 million, in Jemtex.

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Other understandings in the reorganization agreement included commitments by senior management to remain with the company for certain periods, and an agreement that 50% of the managers’ shares will be transferred to Jemtex and 50% to the Company in the event of their employment termination under certain circumstances.

On January 4, 2007, Jemtex signed an investment agreement with a third party. Under this agreement, the Company received $1 million (plus interest) and the loan, in accordance with the reorganization agreement, was fully repaid. In addition, and in order to enable the entry of an investor, inter alia, a number of conditions included in the reorganization agreement were amended, as follows: the Company waived most of its veto rights that it received under Jemtex’s Articles of Association; added that after August 2009 the Company’s right to receive at least $3 million from the assets available for distribution in the event of liquidation or events considered as conditions for liquidation of Jemtex (such as the sale of all or most of Jemtex’s shares or assets etc.), under an agreement that the senior managers of Jemtex will share, with the Company, assets available for sale; the company will continue to have the right to receive 50% of the shares held by the senior managers in the event of terminating the transaction under circumstances described in the reorganization agreement, and the new investor will receive 50% of said shares (and under certain circumstances, part will also be given to Mr. Rabi); the Company was given the option to invest $3 million in Jemtex shares at a company value (“before the money”) of $20 million, by August 3, 2009, inclusive.

Further to said sales agreement, and the decrease in Jemtex holdings, the Company’s ceased consolidating Jemtex’s operating results in its financial statements and classified Jemtex’s operations under discontinued operations. For additional details, see note 1B(3) to the financial statements.

b. For details concerning Jemtex’s assets, liabilities and operating results from discontinued operations for 2005 and for the nine-month and three-month periods ended September 30, 2005 and 2006, see note 1B(3) to the financial statements.

7.4 Additional Transactions

a. During July 2005, IDX Information Systems Corporation purchased the operations of Real-Time Image Ltd. (hereafter “RTI”). RTI was founded in Israel during 1997 and dealt in the development of products that enabled the transfer of medical documents without compression to the internet. The Company, which at said date held 14.9% of RTIs issued and paid up capital, received, as of the date of this report, NIS 11.9 million ($2.6 million) of the sale consideration and expects to receive an additional amount of up to NIS 1.7 million ($0.4 million).

b. During October 2006, Xerox Corporation purchased XMPie Inc., a private company incorporated in the State of Delaware (United States), in which the Company held a minority interest, for NIS 230.7 million ($48 million). As of the date of this report, the Company received NIS 5.6 million ($1.3 million) out of a total consideration of NIS 6.4 million (1.5 million). The balance is held in trust under the sales agreement.

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8. Management of Company Assets and Locating Investments and Business Opportunities

As of the date of this report, most of the company’s assets are held in cash and similar liquid investments, such as daily deposits, United States government bonds, and bonds issued by companies of low-risk ratings. As of September 30, 2006, NIS 286.9 million ($66 million) is invested in available-for-sale financial assets and short-term and long-term investments, and NIS 1,006.7 million ($234 million) is invested in Dollar denominated daily deposits. As of the date of this report, the return on the Dollar denominated daily deposits was 5.25% per year, the return on the United States government bonds during the third quarter of 2006 was 6.9% (3.7% for the nine- month period ended September 30, 2006) and the return on the low-risk rated company bonds was 4.7% (3.2% for the nine-month ended September 30, 2006).

As of the date of this report, the company continues to examine its options and the possible uses of its cash balances, including investment opportunities, as will be decided by its board of directors.

As of the date of this report, the company is considering the viability of an investment in ORL shares, under its expected privatization plan (during the first quarter of 2007), and in accordance with the privatization plan’s general outline that was published by the Ministry of Finance.

In this regard, during December 2006, the company signed a shareholders agreement with a foreign company (controlled by one of the largest companies in the world in the field of natural resources) vis a vis the formation, financing and operations of a subsidiary company (which will be under the company’s control) to compete for the purchase of ORL shares, under the expected privatization plan.

In general, if and when the company will participate in the privatization plan, this step will be undertaken through said private subsidiary. As of the date of this report, the company has not made any final decision on its involvement in the purchase of ORL shares and under which conditions. In addition, there is no certainty that even if the company will participate in said plan, it will be successful in gaining control or significant holdings in ORL.

9. Fixed Assets and Installations

During January 2007, the company entered into an agreement with a third party for the rental of 387 m² in a Herzliya office building. The rental and management fees total NIS 97 thousand per month. The agreement is valid for a period of five years and may be extended for an additional 10 years (5 rental periods of two years each).

As of the date of this report, the company expects to occupy these offices towards the end of the first half of 2007. As of the date of this report, the company leases office space in the Azriely Towers. Rent payments are immaterial.

10. Human Resources

10.1 Manpower

As of December 31, 2005 (and after completion of the SV transaction), the company had 30 employees.

As of the date of this report, the company has 4 employees in Israel and one employee (employed by a personnel company) in the United States 3.

[3] This information is also correct for September 30, 2006.

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During July 2006, Mr. Yahel Shahar, who until said date served as the company’s chief financial officer, was appointed chief executive officer. Mr. Shahar Rahim, who until said date served as the company’s controller, was appointed chief financial officer.

10.2 Benefits and Terms of Employment Agreements

Company employees’ terms of employment are defined by personal employment contracts, on a monthly salary basis. Employment terms generally include provisions for manager’s insurance or pension funds, entitlement to annual vacation, sick leave and recuperation payments. The employment contracts are for unlimited periods, and each party is entitled to terminate the agreement with prior notice, as set out in the agreement.

Officeholders and Senior Management Employees

Company officeholders are employed under personal employment contracts, on a monthly salary basis. Employment terms include inter alia, provisions for manager’s insurance or pension funds, advanced study program funds, loss of ability to work insurance, entitlement to annual vacation, sick leave and recuperation payments, as defined by the agreements or law. In addition, the agreement includes various benefits such as the use of an automobile and a mobile phone. Employment contracts are for unlimited periods, and each party is entitled to terminate the agreement with prior notice, as set out in agreement.

10.3 Option Program (Not Registered) for the Company’s Officeholders

During 2003 the company’s board of directors approved an option plan for the purchase of Ordinary Shares of NIS 0.12 par value each (ordinary shares), by employees and company officeholders (option plan). According to the plan, options will be allocated under section 102 of the Income Tax Ordinance (New Version), 5721-1961 (Ordinance), and relevant regulations.

In accordance with the plan, during 2004 the company’s board of directors approved the allocation, without consideration, of 168,000 options (not registered), which can be converted to 168,000 ordinary shares. This plan included an allocation of 120,000 options available for conversion to 120,000 ordinary shares to the then chief financial officer of the company, who serves on the date of this report as chief executive officer of the company, and 48,000 options available for conversion to 48,000 Ordinary shares to the then controller of the company, who serves on the date of this report as chief financial officer of the company.

Said options were allocated under terms of an option plan dated September 2004, at an exercise price of $3.70 per share and are available for exercise in three equal portions, from January 2005 for the chief executive officer of the company, and from March 2005 for the chief financial officer of the company. The options can be exercised until December 2014, and will then expire.

10.4 The company issued letters of indemnification limited to an overall ceiling of $100 million to its directors and officeholders.

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11. Financing

The company’s cash balances (on the consolidated basis), on December 31, 2005 totaled NIS 1,445.3 million ($314 million), not including NIS 110.5 million ($24 million) of SV held in trust under the sales agreement and NIS 24 million ($5.2 million), held in trust further to the SDP transaction.

As of September 30, 2006, the company’s cash balances totaled NIS 1,293.6 million ($300 million) and as of the date of this report, the company’s cash balances totaled NIS 1,281.6 million ($304 million).

Liens and Guarantees

As of the date of this report, the company has recorded a first-rank lien in favor of a bank entity for a bank guarantee (in immaterial amounts) issued by the bank entity in favor of the company’s offices in Herzliya, as disclosed further in section 9 of this report.

12. Taxation

Shareholders in the United States may be affected by the company’s position as a foreign company whose shares are traded in the United States, inter alia, vis a vis taxation on the distribution of dividends and taxation on the sale or conversion of company shares held by them. This, for example, in the event that the company will be considered for taxation purposes as a company whose main source of income is passive income (Passive Foreign Investment Company, hereafter “PFIC”). To the company’s best understanding, as of the date of this report, it will not be considered a PFIC for the year ended December 31, 2005. Apparently, as the Company understands, it will be considered a PFIC for the year ended December 31, 2006.

13. Limitations and Supervision of Company Operations

United States laws restrict a foreign company, which is not American, and whose shares are registered for trading in United States, from being classified as an “investment company”, as defined by American law. During 2005 and 2006, the Company continued to manage its cash balances, inter alia, as required in order to prevent its being classified as an “investment company” and accordingly, most of its investments are today in daily deposits in the United States and government securities (as defined by the relevant American law). On the basis of legal advice which the Company received, the Company believes that it will not fall under the definition of an “investment company” so long as it does not offer its shares in the jurisdiction of the United States and/or to United States citizens.

14. Goals, Business Strategy and Expected Developments in the Coming Year

As of the date of this report, the Company continues to consider its status and the possible uses of its cash balances, including investment opportunities, as will be decided by the board of directors.

As of the date of this report, the Company is considering the purchase of ORL shares, under the ORL privatization plan, expected during the first quarter of 2007 and is preparing itself accordingly. There is no certainty that the Company will participate in this plan. In addition, there is no certainty that even if the Company will participate in said plan, it will be successful in gaining control or significant holdings in ORL.

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The Company has signed a shareholders agreement with a foreign company (controlled by one of the largest companies in the world in the field of natural resources) vis a vis the formation, financing and operation of a subsidiary company (which will be under the Company’s control) to compete for the purchase of ORL shares, under the expected privatization plan. For additional details, see section 8 of this report.

15. Risk Factors

The following risk factors may have a significant effect on the Company’s operations:

15.1 Macro Risk Factors

Changes in interest rates and the bond market-as stated above, the Company invests, inter alia, in daily deposits and United States government bonds. As a result, changes in monetary interest rates (the Fed interest rate) in the United States and/or in the value of bonds held by the Company will have an effect on its operating results.

In addition, if the Company will be required to make investments denominated in New Israel Shekels, it could be affected by changes in the exchange rate of the Dollar vis-à-vis the New Israel Shekel, as the Company’s primary assets are cash and liquid investments denominated in Dollars.

15.2 Extraordinary Risk Factors

Locating Investments-the Company makes efforts to locate business investment opportunities. There is no certainty that the Company will be able to locate proper or appropriate business investment opportunities, and/or if those business operations that will be located by the Company will generate profits for the Company. In addition, the Company may invest in companies without any proven history of operations.

The Company continues to consider the viability of a purchase of ORL shares under the privatization plan expected to be held during the first quarter of 2007. There is no certainty that the purchase of ORL shares will take place. Even if it will take place, there is no certainty regarding the terms of the issue, and the Company’s ability to purchase a controlling core and/or if the investment will generate profits for the Company and if so, their amounts. In addition, if the purchase of ORL shares will not transpire, there is no certainty that the Company will be successful in locating alternative investments.

In addition, various macro economic factors such as an economic slowdown in Israel or the world, or a worsening of the Israeli security situation, may have negative affects on the ability of the Company to locate business opportunities in Israel or abroad, where relevant.

Cutbacks in the Company’s Operating Segments-during January 2004 the Company completed the sale of Scitex Digital Printing Inc.‘s operations and in November 2005, it completed the sale of SV’s operations to HP. As a result, as of the date of this report, the Company has no significant operating segments. For details concerning the justification and preparations to purchase ORL shares under the privatization plan, expected during the first quarter of 2007, see section 8 of this report.

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“Investment Company”-the Company is restricted in raising funds from the American public, so as not to be classified as an “investment company”, as discussed in section 13 of this report. As of the date of this report, the Company continues to manage its cash balances in accordance with United States legal limitations on the types of investments, as required by law, in order not to be classified as an investment company, and continues to consider investment plans.

Taxation of United States shareholders-the Company’s United States shareholders may be affected by the Company’s tax position as a foreign Company traded in United States, inter alia, vis a vis the taxation of dividend distributions and taxation on the sale or conversion of Company shares that they hold. This, for example, in the event that the Company will be classified for United States tax purposes as a Company whose main source of income is passive income (PFIC). For details see section 12 of this report.

Tax Assessments-the Company has global operations (including Israel). Most of its operations were carried out in various countries during the 1990s and at the beginning of this decade. Accordingly, not all tax assessments that were issued for said years are considered final and some of the assessments are still subject to appeals with the various tax authorities in said countries. More over, the Company and its subsidiaries also are subject to tax audits for prior years. If the Company will be required to pay additional taxes as a result of these assessments and audits, the financial results will, in turn, be affected.

Indemnification for the SV transaction-with the sale of SV’s operations to HP, the Company committed itself to indemnification, and accordingly deposited $24 million to guarantee said indemnification. Of this amount $1 million has already been released by the end of 2006. As of the date of this report, HP has submitted a claim with the trustee for the release of $5.3 million from funds held in trust, as stated above. See section 7.2(C) of this report.

The following is a summary of the Company’s evaluation of the types and levels of said risk factors:

Risk Factor	Effects
	Significant Effect		Some Effect		Little Effect

Macro risks	—	Changes in interest rates and the bond market

Exceptional risks for the Company	—	Reduction in Scailex's operating segments	—	Income tax assessments	—	Taxation of American shareholders
	—	Locating new investments	—	Classification as an "investment company" under United States law
			—	Indemnification for the SV transaction

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Date: January 28, 2007
Scailex Corporation Ltd.

Authorized Signatories and Their Positions:

Eran Schwartz Chairman of the Board of Directors	By: /s/ Eran Schwartz

Yahel Shachar, Chief Executive Officer	By: /s/ Yahel Shachar

Shachar Rahim, Chief Financial Officer	By: /s/ Shachar Rahim

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Scailex Corporation Ltd.

Board of Directors report as at September 30, 2006

January 28, 2007

Scailex Corporation Ltd.

Board of Directors report as at September 30, 2006

1.	Summary of Description of the Company and its Environment

1.1.	Scailex Corporation (“the Company”) was incorporated in 1971 under the laws of the State of Israel, under the name Scitex Corporation Ltd (and changed its name in December 2005 to its current name).

The company is a public company whose shares have been listed on the TASE since 2001. Since 1980, and up until October 23, 2006, the Company’s shares were also listed for trade on the Nasdaq Global Market (“Nasdaq”). On October 23, 2006, the Company’s shares were de-listed from the Nasdaq because the Company was defined by Nasdaq as a “Public Shell” (lacking any business operations). As at the date of this report, the Company’s shares are traded on the stock exchange and the OTC Bulletin Board (“OTC”) in the US.

Until the date of delisting from trading on the Nasdaq, the Company filed reports pursuant to Section E3 of the Securities Law-1968 (“the Law”). Pursuant to the position of the Securities Authority (“the Authority”), the Company, immediately upon the delisting of its shares from trading on the Nasdaq, began to file its reports in Israel pursuant to the provisions of Section F of the Law, applicable to corporations filing in Israel. Since the Company remains registered with the United States Securities and Exchange Commission (“SEC”), the Company continues to file reports with the SEC pursuant to the provisions of US securities laws, in the same format it used in the past to file its reports.

1.2.	In July 2006, the Company primary shareholders (CII-24.85% and DIC-24.54%) sold all their holdings to IPE.

1.3.	Between 2004 and 2006, the Company sold all its assets and operations in the field of digital printing (see additional details in Note 1b to the financial statements). As at September 30, 2006, the major portion of the Company’s assets comprises cash and cash equivalents, available-for-sale securities, securities held to maturity, and minor shares in the following capital venture funds: Dor Ventures Israel Ltd (“Dor”) (13.2%), Real Time Image Ltd (“RTI”) [1] (14.9%) and Xmpie Inc (2.3%) [2].

[1]	The operations of RTI were sold in July 2005. As at the reporting date, a conditional consideration in the amount of NIS 1.7 million in respect of the sale remains outstanding.
[2]	In November 2006, Xmpie Inc was sold to Xerox Corp, and the Company received approximately NIS 5.6 million. A conditional consideration in the amount of NIS 0.9 million in escrow remains outstanding.

1.4.	As at the date of this report, the Company is engaged in the management of the Company’s assets, identifying business opportunities; the Company is currently focused on examining the advisability of acquiring shares of Oil Refineries Limited (“ORL”) as part of the planned privatization of ORL scheduled for the first quarter of 2007, as set forth in detail in paragraph 13.3 of this report.

2.	Results of Operations

Following the Company’s transition to filing under the provisions of Section F of the Law, the Company presents, for the first time, an interim report for the nine month and the three month periods ending on September 20, 2006, attached hereto, drafted pursuant to the provisions of the Security Regulations and pursuant to international financial reporting standards (“IFRS”). The transition to IFRS was effected on the basis of the Company’s statements prepared under US GAAP, and the transition date was January 1, 2005. The transition was effected pursuant to IFRS1 and Accounting Standard no. 29 “Adoption of International Finance Reporting Standards (IFRS)” which permits the early adoption of IFRS (see Note 2 a(1) to the financial statements for an explanation on the basis on which the financial statements were drafted and the manner in which IFRS were initially adopted).

The Company’s currency of operations is the dollar, and its statements are presented in new Israeli shekels, pursuant to the provisions of Securities Regulations (see Note 2c to the financial statements regarding translation and presentation in shekels).

In the past, the Company, either itself or through its consolidated companies (hereinafter – “the Group”), operated in three business segments that were sold in the last three years. Pursuant to International Financial Reporting Standard no. 5 “Long term assets held for sale and discontinued operations,” the assets and liabilities of the said three segments were classified separately in the summary of consolidated balance sheets, and the results of these operations and their related cash flows were classified separately in the statements of operations and statements of cash flows (including comparison figures) and attributed to discontinued operations.

Income from continuing operations

The major portion of the Company’s income in the first nine months of 2006 was in respect of financing interest in respect of the Company’s cash balance invested in overnights deposits and traded US bonds. Total financing income amounted to NIS 44.7 million, compared to NIS 13.4 million in the corresponding nine-month period of 2005. This significant increase stemmed mainly from a sharp rise in the Company’s cash balances, as a result of the sale of Scailex Vision’s operations (“SV”) to Hewlett Packard (“HP”) (see note 1b(2) to the financial statements).

The Company’s other additional income in the first nine months of 2006 amounted to NIS 11.6 million, stemming mainly from a dividend received from RTI in the amount of NIS 12.6 million, and a subsequent profit of NIS 8.7 million. Other additional income of the Company in the first nine months of the previous year amounted to NIS 4.3 million, stemming mainly from a repayment of an investment in the amount of NIS 4.5 million received from Dor, as a result of which the Company recorded a profit of NIS 3.7 million.

Expenses related to continued operations

The Company’s major expenses are general and administrative expenses stemming mainly from expenses in respect of the Company’s financial management, payment to various consultants pursuant to various regulatory requirements which the Company is obligated to meet as a public company in Israel and in the US, and in respect of the ongoing management and handling of the companies that remain in the Company’s ownership after the sale of their assets and operations. As at the end of the nine months of 2006, these expenses amounted to NIS 7.9 million, compared to NIS 8.7 million in the [first] nine months of the previous year. This 10% decline, mainly stemming from the fact that the Company sold the major part of its holdings in 2005 and as a result reduced administration expenses. Additional expenses of the Company are financing expenses which stem mainly from a loss accrued to the Company in respect of its holding of negotiable bonds, due to a continued rise in monetary interest rates (FED rates) in the US.

The Company’s share in the income (loss) of its affiliates

In the nine months of 2006, there are no affiliates which the Company presents on an equity basis, compared to the year 2005 in which the Company attributed a profit of approximately NIS 13.7 million in 2005 to the sale of Object Geometries Ltd in June 2005, presented on an equity basis.

Taxes on Income

The Company’s tax expenses amounted to approximately NIS 7.1 million in the nine months of 2006, stemming mainly from the write of a tax asset of a foreign subsidiary that entered into liquidation process in July 2006; in contrast to tax expenses in the amount of NIS 2.9 million in the nine months of 2005, stemming mainly from withholding tax at source on interest in respect of loans granted to a foreign subsidiary.

Net income for the period from continuing operations

Amounted to NIS 40 million in the nine months of 2006, compared to NIS 18.8 million in the nine months of 2005, and stemmed from the significant increase in financing income due to an increase in the Company’s cash balance as a result of the sale of SV.

Income from discontinued operations

Amounted to NIS 26.8 million in the nine months of 2006, stemming from a price adjustment performed on the consideration from the sale of SV’s assets in the amount of approximately NIS 17 million, and from linkage and interest differencess in the amount of approximately NIS 21 million, received by SDP from the IRS in respect of tax refunds on income recognized at the end of 2005. These earnings were set off mainly from operating losses in the amount of approximately NIS 16 million of Jemtex, until the date of its sale and the discontinuation of the business segment thereof, in contrast to income from discontinued operations in the amount of approximately NIS 23 million in the nine months of 2005, stemming mainly from the net profit of SV in the amount of approximately NIS 49 million which were set off from a net loss of Jetmex in the amount of approximately NIS 26 million.

Net Income

For the reporting period amounted to NIS 66.8 million, compared to net income of approximately NIS 41.8 million for the corresponding period of the previous year, stemming mainly from the increase in financing income and other one-off income items such as a dividend distributed by RTI, whose operations were sold.

Results of the third quarter ended 30 September, 2006

Net income for the period from ongoing operations in the third quarter of 2006 amounted to NIS 12.2 million, compared to NIS 10.8 million in the third quarter of 2005. This increase stems mainly from an increase in the Company’s financing expenses as a result of the increase in its cash balances. The high earnings in the third quarter of 2005 stemmed from a one-time income of approximately NIS 9.5 million from the sale of an affiliate, Object Geometrics Ltd.

Losses from discontinued operations in the third quarter of 2006 amounted to NIS 2.2 million, stemming mainly from Jemtex’s operating losses. In contrast to income of approximately NIS 11 million in the corresponding period of the previous year, which stemmed from net earnings in the amount of approximately NIS 14 million from the operations of Skylight Vision which were set off from losses in the amount of approximately NIS 3 million that stemmed from Jemtex’s operations.

3.	Financial condition

The Company’s assets and liabilities include the assets and liabilities of companies whose operations has been discontinued, up to the effective sale date of their operations or the companies themselves. Consequently, the assets and liabilities of such companies are consolidated into all balance sheet items.

Total Balance Sheet

As at the date of the financial statements, total book value was NIS 1374.8 million, compared to NIS 1624.2 million as at the end of 2005. The decrease stemmed partly from a distribution of a dividend in the amount of NIS 633.7 million by SV to its shareholders, of which the Company received the amount of NIS 474 million, and partly from an approximately 7% devaluation of the US dollar, which eroded the value of the Company’s assets, which generated an average return of 5% during this period.

As at the end of September 2005, the balance sheet includes the assets and liabilities of SV because its sale to HP was effected in the fourth quarter of 2005.

Current Assets

As at the date of the financial statements, current assets amounted to NIS 1258.2 million, compared to NIS 1460.3 million as at the end of 2005. The decrease stemmed from a distribution of a dividend by SV to its shareholders, and the devaluation of the exchange rate of the US dollar which eroded the value of the Company’s current assets, as set forth in detail in the reasons for the total decline in book value.

Investments and long term receivables

A decline occurred from a total of NIS 163.9 million as at the end of 2005, to a total of NIS 116.6 million as at the end of September 2006. This decline stemmed from the sale of Jemtex, whose assets were consolidated in the balance sheet during this period, and from a reclassification of long-term investments held until maturity to short-term.

As at the end of September 2006, the Company has no balance of intangible assets, and the balance of its fixed assets is negligible.

Current Liabilities

As at the end of September 2006, the Company’s consolidated current liabilities amounted to NIS 131.9 million, which stemmed mainly from liabilities and differences payable in respect of tax expenses and other expenses in Israel and abroad, in contrast to NIS 230 million as at the end of 2005. The decline stemmed mainly from the discharge of part of the loans and various provisions that remained in SV after the sale of its operations.

Long-term liabilities as at the end of September 2006 amounted to NIS 5.7 million, stemming mainly from the balance of outstanding loans remaining in Vision after the sale of its operations. The decline from a total of NIS 8.5 million as at the end of 2005, stemmed mainly from a decline in liabilities in respect of termination of employment, stemming from the sale of Jemtex and discontinuance of operations in the segment in which it was operating.

Shareholders Equity

Total shareholders’ equity as at the end of September 2006 amounted to NIS 1237.2 million, compared to a total of NIS 1385.7 million as at the end of 2005. The decline stemmed mainly from the erosion of the exchange rate of the dollar, which is the Company’s currency of operations, relative to the currency of reporting which is the shekel. The decline was moderated by the amount of the Company’s net earnings in the nine months of 2006.

4.	Liquidity and financial sources

Cash Flow from operations

The positive cash flow from current operations in the none months of 2006 amounted to NIS 238.2 million, stemming mainly from a tax refund from SDC in respect of previous, due to an adjustment of the consideration received from the Vision transactions, and a reduction inn the allocation of cash in the amount of approximately NIS 160 million for discontinued operations due to the partial discharge of liabilities that remained outstanding in Vision’s discontinued operations after the sale thereof. The positive cash flow in the amount of NIS 46.7 million from current operations in the corresponding period in the previous year stemmed mainly from Vision’s operations and the consequent surplus that was generated in its cash flow.

Cash flow from investment operations

The positive cash flow from investment operations for the nine months of 2006 in the amount of NIS 4.4 million stemmed from receipt of the deposit in trust, from the sale of SDP, and receipt of a dividend stemming from the sale of the operations of RTI. The positive cash flow was set off from the increase in net acquisitions of negotiable securities. The negative cash flow in the amount of NIS 55.4 million from investment operations in the corresponding nine-month period of the previous year, stemmed mainly from expenses in respect of development in Vision, classified as other assets.

Cash flow from financing operations

The negative cash flow from financing operations for the nine months of 2006 in the amount of approximately NIS 153.4 million, stemmed from payment of a dividend by Vision to its shareholders in February 2006, and from the conversion of convertible loans from the controlling shareholders at that time, and from the exercise of options granted to these shareholders as part of the loan agreement. The negative cash flow in the amount of NIS 17.4 million from financing operations in the nine months of the previous year stemmed mainly from the discontinued operations of Vision and from the application of surplus cash generated by its operations to the discharge of bank loans.

The Company has large cash reserves and has no liabilities to banks of any kind. A single loan in the amount of approximately NIS 10.6 million remained, in respect of Vision, as at end of September 2006. A total of approximately NIS 5.4 million was discharged in the course of November 2006, and the outstanding balance will be discharged in the course of November 2007.

Cash and cash equivalent balances amounted to NSI 1293.6 million as at the end of September 2006, compared to a total of NIS 1445.3 million as at the end of December 2005 (as at the end of September 2006 and end of December 2005, the above balances do not include a total of USD 24 million which is held in escrow, pursuant to the sales agreement of SV operations to HP).

5.	Reporting on the exposure to market risks and their management

The majority of the Company’s assets are cash and cash equivalents invested mainly in US dollar daily deposits and US Treasury bonds and blue-chip corporate bonds; therefore, the major part of the Company’s risk may stem from a decline in the value of these assets which depends mainly on US monetary interest rates.

The Company regularly examines the return on its dollar deposits and the fluctuations in US monetary interest rates which directly affect the price of its traded bonds. For this purpose, the Company is assisted by a consulting firm that specializes in this field. The Company’s investments are managed and audited by an investment committee, comprising members of the Board of Directors, which convenes no less than four times annually to outline investment strategy and determine policy in this issue, together with the executive management, until the forthcoming meeting.

Interest rate, exchange rate and capital market risks

As noted above, the Company invests in daily deposits and US Treasury bonds, among other things. As a result, changes in the US monetary interest rates (Fed rates) and/or in the value of the bonds held by the Company, affect the Company’s results of business.

Furthermore, when the Company is required to make an investment stated in shekels, it may be affected by changes in the dollar/shekel exchange rate, because the major part of the Company’s assets are cash and liquid investments stated in dollars.

The following table summarizes the Company’s linkage bases as at September 30, 2006 (in NIS thousands):

	September 30, 2006 (unaudited)
	In or linked to USD	In or linked to other currencies	Linked to CPI	Unlinked	Non-monetary assets	Total
	NIS thousands

Consolidated:
Assets:
Current assets
Cash and cash equivalent	951,207	903		641		952,751
Financial assets available for sale and investments held until maturity	182,340					182,340
Other accounts receivable	1,665			1,755		3,420
Current assets in respect of discontinued operations	111,409	8,290				119,699
Non-current assets:
Financial assets available for sale and investments held until maturity	115,853					115,853
Provision for severance pay				503		503
Pre-paid expenses					164	164
Fixed assets					30	30

Total assets	1,362,474	9,193	-,-	2,899	194	1,374,760

Liabilities
Current liabilities:
Trade accounts payable				202		202
Other accounts payable	1,911			804		2,715
Taxes payable	13,727			45,094		58,821
Current liabilities in respect of discontinued operations	10,691	241		59,191		70,123
Non-current liabilities:
Liabilities in respect of termination of employment				572		572
Current and long-terz liabilities in respect of discontinued operations	5,162					5,162

Total liabilities	31,491	241	-,-	105,863		137,595

Total net balance sheet	1,330,983	8,952	-,-	(102,964)	194	1,237,165

The following table summarizes the Company’s linkage bases as at December 31, 2005 (in NIS thousands):

	December 31, 2005 (unaudited)
	In or linked to USD	In or linked to other currencies	Linked to CPI	Unlinked	Non-monetary assets	Total
	NIS thousands

Consolidated:
Assets:
Current assets
Cash and cash equivalent	921,208	465		543		922,216
Escrow deposit	23,774					23,774
Financial assets available for sale and investments held until maturity	139,954					139,954
Other accounts receivable	1,833			852		2,685
Current assets in respect of discontinued operations	364,138	5,482		2,090		371,710
Non-current assets:
Financial assets available for sale and investments held until maturity	152,046					152,046
Severance pay deposit				2,992		2,992
Deferred taxes	5,800					5,800
Pre-paid expenses					69	69
Fixed assets and intangible assets, net					2,950	2,950

Total assets	1,608,753	5,947	-,-	6,477	3,019	1,624,196

Liabilities
Current liabilities:
Trade accounts payable	180			1,334		1,514
Other accounts payable	3,494			3,443		6,937
Taxes payable	14,288			48,589		62,877
Current liabilities in respect of discontinued operations	34,987			123,660		158,647
Non-current liabilities:
Liabilities in respect of termination of employment				2,987		2,987
Current and long-term liabilities in respect of discontinued operations	5,487					5,487

Total liabilities	58,436	-,-	-,-	180,013	-,-	238,449

Total net balance sheet	1,550,317	5,947	-,-	(173,536)	3,019	1,385,747

6.	Critical accounting estimates

The Company naturally uses estimates and assumptions regarding the future which are rarely identical to actual results. The estimates and assumptions that reflect the highest exposure to material changes in the amount of its assets and liabilities in the subsequent financial year are presented below.

Taxes on income and deferred taxes

The group is a tax-payer in a large number of jurisdictions and therefore the group’s management is required to operate significant judgment in determining the total provision in respect of taxes on income. The group has many transactions for which the determination of the final tax liabilities is uncertain. The group records provisions in its books based on its assessment regarding the potential reasonable additional tax payments in respect of said transactions. When the final tax liability determined by the tax authorities differs from the tax liability recorded in the Company’s books in previous period, the difference is charged to the statement of income in the period in which the final assessment was made by the tax authorities. Furthermore, the group records deferred tax assets and liabilities on the basis of the differences between the book amounts and the amounts of assets and liabilities for tax purposes.

The group regularly examines the recoverability of its deferred tax assets on the basis of historical taxable income, projected taxable income, anticipated timing of temporary differences, and the implementation of a tax planning strategy.

If the Company is unable to generate taxable income in a sufficient amount, or in the event of a material change in effective tax rates in the period during which the temporary differences become taxable or deductible, the group may be required to write off part of the deferred tax asset or increase its liability in respect of deferred taxes, which may increase its effective tax rate and adversely affect the results of its operations.

Severance Pay

The present value of the liabilities for severance pay depends on several factors that are determined on an actuarial basis pursuant to various assumptions. The assumptions used in calculating net costs (income) in respect of severance pay include the long-term rate of return on the severance fund and the capitalization rate. Changes in these assumptions will affect the book value of the assets and liabilities in respect of severance pay. The assumption of the projected return on the severance pay fund is determined in a uniform manner, pursuant to long term historical rates. The Company determined the required rate of capitalization at the end of each year. This rate of capitalization will be used to estimate the present value of the future cash flows that will be required to cover the liability for severance pay. The blue-chip corporate bond market is not sufficiently liquid to be used in determining capitalization rates.

Therefore, in determining the required capitalization rate, the group bases its determinations on interest rates applicable to government bonds stated in the currency in which severance benefits are to be paid, and whose period until maturity is similar to the period of said liability. Other key assumptions concerning pension liabilities, such as future salary increases, are based on inflation rates of existing salary levels.

Provision for contingencies

The provisions for liabilities pending the outcome of legal complaints are recorded in the books based on the judgment of the group’s management regarding the probability of the need to divert cash flows to discharge said liabilities, and on the basis of an estimate determined by the management in respect of the present value of the projected cash flows required to discharge existing obligations.

7.	Policy of charitable donations

In its annual budget, the Company allocates an amount designated for charitable donations, that is distributed in the course of the year to needy organizations.

8.	Directors who have expertise in accounting and finance

Pursuant to the Company Regulations (Terms and Tests for Directors who have Expertise in Accounting and Finance and Directors of Professional Competence) – 2005, the Board of Directors decided that, in view of the scope and area of the Company’s operations, the absence of any special complexity in its operations, and the minimum number of directors who have expertise in accounting and finance shall be two directors.

Disclosure regarding corporate internal auditor

Mr. Moshe Cohen is the Company’s internal auditor. The internal auditor is not a Company employee but rather an external internal auditor. The internal auditor is a certified accountant and a partner in the accounting firm of Haykin-Cohen-Rubin & Gilboa. Since the major portion of the Company’s assets and operations are cash and cash equivalents, and the management thereof, it was determined that the internal auditor will perform an audit of cash management in 2006 which will be presented to the Company as part of the process of approving the Company’s annual financial statements for 2006. The auditing committee approved the performance of an audit on this issue, after consulting with the Company management, and approved the program. The auditing committee was guided by several considerations, including auditing needs, the significance of the issue and the recommendations of the internal auditor.

The organizational function in charge of the internal auditor is the Company’s CEO, and the internal auditor is subject to the resolutions of the auditing committee.

9.	Peer Review

The Company granted its consent to transfer material required to perform a sample relating to a peer review, initiated by the Israel Bureau of Accountants, subject to the confidentiality of the data and a guarantee to prevent any conflict of interests of the reviewers.

10.	Subsequent events

10.1.	On January 4, 2007, Jemtex entered into an investment agreement with a third party investor, and consequently an amount of approximately NIS 4.3 million (and interest) was paid to the Company in respect of the loans, and these were discharged in full. Furthermore, the investment agreement also provided, inter alia, the following terms of the sales agreement that was signed with the management of Jemtex: the Company waived the vast majority of its veto rights granted under the Articles of Association of Jemtex, and the Company’s rights to receive information were restricted; it was agreed the protection afforded to the Company to reserve its 15% holding in the company’s equity on the basis of full dilution would remain in effect until August 2009 and thereafter the Company would retain in part its right to receive at least USD 3 million of the assets earmarked for distribution pursuant to terms determined in the agreement. The Company received an option to invest USD 3 million in Jemtex based on a corporate value (before the money) of USD 20 million, and it was also agreed that this option would remain in effect until and including August 3, 2009.

10.2.	As at the date of this report, the Company is examining the advisability of acquiring shares in ORL, as part of the scheduled privatization process in the first quarter of 2007. The Company entered into a shareholders agreement with a foreign company (controlled by one of the world’s largest companies in the field of natural resources) regarding the establishment, financing and operation of a subsidiary (to be controlled by the Company) to compete for the acquisition of ORL in the anticipated privatization process.

By: /s/ Eran Schwartz —————————————— Eran Schwartz Chairman of the Board	By: /s/ Yahel Shachar —————————————— Yahel Shachar CEO

SCAILEX CORPORATION LTD.

INTERIM REPORT

(Unaudited)

AS OF SEPTEMBER 30, 2006

SCAILEX CORPORATION LTD.

INTERIM REPORT
(Unaudited)
AS OF SEPTEMBER 30, 2006

January 28, 2007

The Board of Directors
Scailex Corporation Ltd.
Tel Aviv

Dear Sirs,

Re:	Review of condensed consolidated unaudited interim financial statements for the nine and three-month periods ended September 30, 2006

At your request, we have reviewed the condensed consolidated interim balance sheet of Scailex Corporation Ltd. (hereinafter - the Company) and its subsidiaries as of September 30, 2006 and the condensed consolidated statements of income (loss), changes in shareholders’ equity and cash flows for the nine and three-month periods ended on that date. Our review was performed in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel. These procedures included, inter alia, reading the financial statements referred to above, reading the minutes of meetings of shareholders and of the Board of Directors and its committees and making inquiries of Company officers responsible for financial and accounting matters.

Since our review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the condensed consolidated interim financial statements.

As explained in note 2a, the Company has chosen to adopt the International Financial Reporting Standards (IFRS) in advance of the stipulated date for the adoption of those standards, as permitted by Accounting Standard No. 29 of the Israel Accounting Standards Board, “Adoption of International Financial Reporting Standards (IFRS),” and has therefore implemented the provisions of these standards as of the third quarter of 2006. Accordingly, these financial statements have been prepared pursuant to the reporting provisions in IFRS 34 – “Interim Financial Reporting.”

The comparative data included in these interim financial statements, as of December 31, 2005 and for the year ended on that date, and of September 30, 2005 and for the nine and three-month periods ended on that date, that were originally prepared on the basis of US generally accepted accounting principles (US GAAP), reflect a retrospective application of the International Financial Reporting Standards as of January 1, 2005, which date is the transition date according to the provisions of International Financial Reporting Standard 1 “First-time Adoption of International Financial Reporting Standards” – see note 5.

In performing our review, no matter came to our attention that indicates that material adjustments need be made to the interim condensed consolidated financial statements referred to above, in order for them to be considered as having been prepared in accordance with accounting principles generally accepted in Israel and with the Securities (Periodic and Immediate Reports) Regulations, 1970.

Sincerely yours,

By: /s/ Kesselman & Kesselman —————————————— Kesselman & Kesselman Certified Public Accountants (Isr.)

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2006
(Unaudited)

	September 30		December 31, 2005
	2006	2005
	(Unaudited)		(Audited)
	In thousands

A s s e t s
C u r r e n t a s s e t s
Cash and cash equivalents	952,751	367,771	922,216
Short-term investments	71,182	282,087	89,551
Securities held-to-maturity	111,158		50,403
Restricted deposit		82,755	23,774
Trade receivables		177,120
Other receivables	3,420	38,292	2,685
Inventory		185,226
Current assets of discontinued operations	119,699		371,710

	1,258,210	1,133,251	1,460,339

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Short-term investments	10,867	6,079	15,305
Securities held-to-maturity	104,986		136,741
Prepaid expenses	164	436	69
Deferred income taxes		924	5,800
Funds in respect of employee rights upon retirement	503	15,675	2,992
Property and equipment, net of accumulated depreciation and amortization	30	35,809	377
Intangible Assets, net of accumulated amortization		172,846	2,573
Goodwill		37,460

	116,550	269,229	163,857

Total assets	1,374,760	1,402,480	1,624,196

The financial statements approved at January 28, 2007

By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief financial officer	By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief executive officer	By: /s/ Eran Schwartz —————————————— Eran Schwartz Head of the board of directors

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2006
(Unaudited)

	September 30		December 31, 2005
	2006	2005
	(Unaudited)		(Audited)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short term, long and current maturities		147,918
Trade payables	202	79,839	1,514
Accrued and other liabilities	2,715	118,016	6,937
Income taxes payable	58,821	77,127	62,877
Current liabilities related to discontinued operation	70,123	5,679	158,647

	131,861	428,579	229,975

LONG-TERM LIABILITIES
Long term loans net of current maturities
Banks		32,375
Other		12,055
Liability for employee rights upon retirement	572	15,895	2,987
Loans from shareholders convertible subsidiary shares		24,186
Long-term liabilities related to discontinued operations	5,162		5,487

	5,734	84,511	8,474

T o t a l Liabilities	137,595	513,090	238,449

SHAREHOLDERS' EQUITY:
Share capital	26,731	26,731	26,731
Capital surplus	1,209,726	1,202,652	1,209,613
Treasury shares	(139,148)	(139,148)	(139,148)
Currency translation	(37,248)	53,997	50,518
Accumulated other comprehensive income (loss)	3,370	(5,454)	2,154
Retained earnings	152,223	(282,088)	91,574

	1,215,654	856,690	1,241,442
MINORITY INTEREST OF DISCONTINUED OPERATION	21,511	32,700	144,305

T o t a l shareholders' equity	1,237,165	889,390	1,385,747

T o t a l liabilities and shareholders' equity	1,374,760	1,402,480	1,624,196

The accompanying notes are an integral part of these condensed financial statements

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2006
(Unaudited)

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2006	2005	2006	2005	2005
	(Unaudited)		(Unaudited)
	Thousands NIS (except for income per share data)

FINANCIAL INCOME - net	44,709	13,426	16,061	5,153	19,913
OTHER INCOME - net	11,611	4,317		626	4,504
GENERAL AND ADMINISTRATIVE EXPENSES	(7,874)	(8,660)	(2,365)	(3,040)	(13,489)
FINANCIAL EXPENSES	(1,267)	(1,012)	(748)	(389)	(1,355)
OTHER EXPENSES	(13)	(155)		(2)	(431)
GAIN FROM SALE / SHARE IN RESULTS OF ASSOCIATED COMPANY)		13,731		9,544	13,731

INCOME BEFORE TAXES ON INCOME	47,166	21,647	12,948	11,892	22,873
TAXES ON INCOME / (TAX BENEFIT)	7,140	2,880	735	1,056	(422)

NET INCOME FROM CONTINUING OPERATIONS	40,026	18,767	12,213	10,836	23,295
NET INCOME (LOSS) FROM DISCONTINUED OPERATION	26,809	23,001	(2,224)	10,996	498,714

NET INCOME FOR THE PERIOD	66,835	41,768	9,989	21,832	522,009

Related net income for the period:
Company shareholders	60,649	49,454	9,712	18,624	423,116
Minority shareholders	6,186	(7,686)	277	3,208	98,893

Total	66,835	41,768	9,989	21,832	522,009

EARNINGS (LOSS) PER SHARE ("EPS")

BASIC:
Continuing operations	1.0	0.5	0.3	0.3	0.6
Discontinued operation	0.6	0.8	-,-	0.2	10.5

	1.6	1.3	0.3	0.5	11.1

EARNINGS (LOSS) PER SHARE ("EPS")

DILUTED:
Continuing operations	1.0	0.5	0.3	0.3	0.6
Discontinued operation	0.6	0.8	-	0.2	10.0

	1.6	1.3	0.3	0.5	10.6

The accompanying notes are an integral part of these condensed financial statements

SCAILEX CORPORATION LTD.
CONDENSED CONDOLIDATED STEATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2006
(Unaudited)

	Share capital		Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning (Accumulate deficit)	Total	Minority interest of discontinued operation	Total share Holders Equity
	Shares	Sum
	T h o u s a n d s N I S

BALANCE AT JANUARY 1, 2005	38,066,363	26,731	1,200,265	(139,148)	-,-	(3,063)	(331,542)	753,243	42,413	795,656
Changes during 2005:
Income for the period							423,116	423,116	98,893	522,009
Other comprehensive income net:
Available-for-sale securities						5,217		5,217		5,217
Currency translation					50,518			50,518	2,558	53,076

Total comprehensive Income								55,735	2,558	58,293
Deferred stock compensation related to options
granted to employees								9,348	3,167	12,515
Treasury shares									(2,726)	(2,726)

BALANCE AT DECEMBER 31 2005	38,066,363	26,731	1,209,613	(139,148)	50,518	2,154	91,574	1,241,442	144,305	1,385,747
Changes during the nine months ended September 30, 2006:
Income for the period							60,649	60,649	6,186	66,835
Other comprehensive income (loss), net
Available-for-sale securities						8,970		8,970		8,970
Realized losses and amortization included in net Income						(7,754)		(7,754)		(7,754)
Currency translation					(87,766)			(87,766)	4,012	(83,754)

Total comprehensive Income(loss)								(86,550)	4,012	(82,538)
Deferred stock compensation related to options
granted to employees			113					113		113
Conversion of loans and option to shares by the minority									27,995	27,995
Dividend distributed to the minority									(160,987)	(160,987)

BALANCE AT SEPTEMBER 30, 2006	38,066,363	26,731	1,209,726	(139,148)	(37,248)	3,370	152,223	1,215,654	21,511	1,237,165

BALANCE AT JANUARY 1, 2005	38,066,363	26,731	1,200,265	(139,148)	-,-	(3,063)	(331,542)	753,243	42,413	795,656
Changes during the nine months ended september 30, 2005:
Income for the period							49,454	49,454	(7,686)	41,768
Other comprehensive (loss), in respect of
Available-for-sale securities						(2,391)		(2,391)		(2,391)
Currency translation					53,997			53,997	233	54,230

Total comprehensive Income (loss)								51,606	233	51,839
Deferred stock compensation related to options
granted to employees			2,387					2,387	466	2,853
Shares purchased from the minority									(2,726)	(2,726)

BALANCE AT SEPTEMBER 30,2005:	38,066,363	26,731	1,202,652	(139,148)	53,997	(5,454)	(282,088)	856,690	32,700	889,390

SCAILEX CORPORATION LTD.
CONDENSED CONDOLIDATED STEATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2006
(Unaudited)

	Share capital		Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning (Accumulate deficit)	Total	Minority interest of discontinued operation	Total share Holders Equity
	Shares	Sum
	T h o u s a n d s N I S

BALANCE AT JULY 1, 2006	38,066,363	26,731	1,209,691	(139,148)	4,637	(4,994)	142,511	1,239,428	19,254	1,258,682
Changes during the tree months ended
September 30, 2006:
Income for the period							9,712	9,712	277	9,989
Other comprehensive (loss), in respect of
Available-for-sale securities						8,199		8,199		8,199
Realized losses and amortization included
in net income						165		165		165
Currency translation					(41,885)			(41,885)	1,980	(39,905)

Total comprehensive Income (loss)								(33,521)	1,980	(31,541)
Deferred stock compensation related to options
granted to employees			35					35		35

BALANCE AT SEPTEMBER 30, 2006	38,066,363	26,731	1,209,726	(139,148)	(37,248)	3,370	152,223	1,215,654	21,511	1,237,165

BALANCE AT JULY 1, 2005	38,066,363	26,731	1,201,848	(139,148)	49,530	(3,769)	(300,712)	834,480	29,309	863,789
Changes during the three months ended
September 30, 2005:
Income for the period							18,624	18,624	3,208	21,832
Other comprehensive (loss), in respect of
Realized losses and amortization
included in net income						(1,685)		(1,685)		(1,685)
Currency translation					4,467			4,467	28	4,495

Total comprehensive Income (loss)								2,782	28	2,810
Deferred stock compensation related to options
granted to employees			804					804	155	959

BALANCE AT SEPTEMBER 30, 2005	38,066,363	26,731	1,202,652	(139,148)	53,997	(5,454)	(282,088)	856,690	32,700	889,390

The accompanying notes are an integral part of these condensed financial statements

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2006
(Unaudited)

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2006	2005	2006	2005	2005
	N I S i n t h o u s a n d s

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	66,835	41,768	9,989	21,832	522,009
Adjustments to reconcile net income from
continuing operations (a)	(5,802)	(7,883)	(4,427)	(2,495)	(15,331)
Net cash provided by (used in) discontinued
operation	177,154	12,858	56,642	(809)	(585,944)

Net cash provided by operating activities	238,187	46,743	62,204	18,528	(79,266)

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of investment in subsidiaries
consolidated in previous years (b)	(1,405)		(1,405)
Acquisition of available-for-sale/held-to-
maturity marketable securities	(79,856)	(61,677)	(30,961)	(15,960)	(60,820)
Proceeds from sale of marketable securities	49,205	35,371	3,833		44,760
Purchase of fixed assets	(5)	(59)		(9)	(49)
Proceeds from disposal of subsidiary					924,121
Proceeds from disposal of associated company		4,574			13,722
Dividend received from sale of available-for-
sale securities	13,988	4,464		470
Restricted deposits	22,612	22,009			21,274
Net cash used in investing activities from
discontinued operations	(140)	(60,129)	(140)	(13,403)	(132,087)

Net cash provided by (used in) investing
activities	4,399	(55,447)	(28,673)	(28,902)	810,921

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash used in financing activities from
discontinued operations	(153,400)	(17,362)		(3,108)	(200,235)

Net cash used in financing activities	(153,400)	(17,362)	-,-	(3,108)	(200,235)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	89,186	(26,066)	33,531	(13,482)	531,420
Currency translation cash and cash equivalents	(58,651)	23,814	(29,271)	3,216	20,773
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	922,216	370,023	948,491	378,037	370,023

CASH AND CASH EQUIVALENTS AT END OF YEAR	952,751	367,771	952,751	367,771	922,216

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2006
(Unaudited)

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2006	2005	2006	2005	2005
	(Unaudited)		(Unaudited)		(Audited)
	I n t h o u s a n d s

(a) Adjustments to reconcile net income from
continuing operations
Income and expenses not involving cash flows:
Gain from sale / Share in results of
associated company, net		(13,731)		(9,544)	(13,731)
Depreciation and amortization	18	22	4		166
Deferred stock compensation related to
options granted to employees	113	284	35	91	458
Accrued severance pay, net	81	9	58	4	22
Deferred income taxes, net	5,694	2,254	605	868	(2,536)
Capital gain from dividend received from
available for sale securities	(8,712)
Loss (gain) from sale of available for sale
securities and bonds interests	235	(3,264)	(600)	(914)	(2,633)

	(2,571)	(14,426)	102	(9,495)	(18,254)

Changes in operating asset and liability items:
Decrease (increase) in other receivable	(977)	5,173	(1,614)	5,223	428
Increase (decrease) in accounts payable and
accruals	(2,254)	1,370	(2,915)	1,777	2,495

	(3,231)	6,543	(4,529)	7,000	2,923

	(5,802)	(7,883)	(4,427)	(2,495)	(15,331)

(b) Disposal of investment in subsidiaries
consolidated in previous years
Working capital (Excluding cash and cash
equivalents)	(3,086)		(3,086)
fixed assets net	303		303
prepaid expenses	158		158
Accrued severance pay, net	(303)		(303)
Intangible assets, net	1,523		1,523

	(1,405)		(1,405)

The accompanying notes are an integral part of these condensed financial statements

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 1 – General:

A	Continuing activities

Scailex Corporation Ltd. (hereinafter – The Company) is a public company that is incorporated in Israel and whose shares are registered for trade in the USA, see also Note 2A. The Company’s offices are located in the Azrieli Center in Tel-Aviv.

As from August 2006, the Company operates in one business sector – the management of the Company’s assets and the identification of investments.

B	Discontinued activities

In the past the Company operates, on its own and through its subsidiaries (hereinafter –“The group”), in three business segments, which have been sold over the course of the last three years. In accordance with International Accounting Standard number 5 ” Non-current Assets Held for Sale and Discontinued Operations”, the assets and the liabilities of the aforementioned three segments have been classified separately in the consolidated balance sheets, and the results of their operations and their cash flows have also been classified separately within the framework of the statements of income and the statements of cash flows (including the comparative figures), as those deriving from discontinued activities.

The three business segments that have been discontinued are as follows:

1)	The High-Speed Digital Printing segment

On January 1, 2004 the Company completed the transaction for the sale of all of the assets (including the subsidiary companies), the liabilities and the activities of its indirect wholly-owned subsidiary company Scailex Digital Printing Inc. (hereinafter –“SDP”) to Eastman Kodak Company (hereinafter – “Kodak”) for a consideration of 250 million Dollars in cash (in addition an amount of 12 million Dollars were retained at SDP after the transaction was executed).

In accordance with the agreement, 25 million Dollars of the consideration were held in escrow, of which: (1) an amount of 15 million Dollars were transferred in February 2004 to the account of Scailex Development Corporation (“SDC”), which is SDP’s parent company and a wholly owned subsidiary of the Company, (2) an amount of 5 million Dollars was transferred in January 2005 to the account of SDP and (3) an amount of 5 million Dollars was transferred to the account of SDP in January 2006. The last amount of 5 million Dollars and the interest that has accumulated thereon, is presented as a restricted deposit in the consolidated balance sheet as of December 31, 2005, in the amount of NIS 23,774 thousand.

In December 2004, following the conclusion of tax audit by the Internal Revenue Services (IRS) in the consolidated companies SDP and SDC, for the years 1992 to 1996, the Company filed an application for refunds of federal taxation in respect of amended tax reports for the years 1994, 1995 and 1997.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 1 – General (continued):

In the year 2005 the Company recorded tax income in respect of the tax refunds as aforesaid, in the amount of 7.8 million Dollars (NIS 35,903 thousand). In July 2006 the Company received the tax refunds, as aforesaid, in the amount of 12.6 million Dollars and as a result of this, it recorded further tax income in the amount of 4.8 million Dollars (NIS 21,192 thousand). The tax income, as aforesaid, has been recorded under “income from discontinued operations”,

On July 2006, the companies SDC and SDP (which are registered in the State of Massachusetts in the USA) were liquidated.

The following are details of the activities of the Wide Format Digital Printing segment, which are presented under discontinued operations:

1)	Balance sheet data:

	September 30	December 31
	2005	2005
	NIS thousands

Current assets related to discontinued operations:
Federal income tax	-	35,903

Current liabilities related to discontinued operations:
Other payables	5,679	1,151

2)	Data on operational results:

	9 months ended September 30		3 months ended September 30		Year ended December 31
	2006	2005	2006	2005	2005
	NIS thousands

Other income	-	-		-	4,447
Administrative and General expenses	(420)	-	(420)	-	-

Income before taxes on income	420	-	420	-	4,447
Taxes benefit	21,192	-	-	-	35,903

Net income for the year	21,612	-	420	-	40,350

2)	The Wide Format Digital Printing segment

On November 1, 2005, the Company sold all of the assets and the liabilities of the activities of Scailex Vision (Tel-Aviv) Ltd. (formerly Scitex Vision Ltd., (hereinafter –Scailex vision), a consolidated company that was controlled by the Company, to Hewlett-Packard (hereinafter – HP).

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 1 – General (continued):

In accordance with the terms of the agreement, HP paid an amount of 230 million Dollars in cash to Scailex Vision (subject to certain adjustments under the agreement) in consideration for the sale, of which 23 million Dollars were held in Escrow for a period of 24 months as cover for possible indemnification claims and the amount of 1 million Dollars was held for a period of 12 months for possible tax payments in respect of the year 2005 (this amount of 1 million Dollars with the addition of accumulated interest was transferred to the account of Scailex Vision on November 10, 2006). As the result of the transaction, Scailex Vision recorded a net gain of approximately 92 million Dollars in the year 2005. This gain is net of remained liabilities to third parties, expected payments in respect of taxation, the expenses connected to the transaction and additional expenses and payments.

Within the framework of the sale agreement, the Company agreed to endorse its rights in the commercial name “Scitex” to HP and accordingly, it changed its name to Scailex Corporation Ltd.. Similarly, Scailex Vision undertook, inter alia, not to compete with the business unit that was sold to HP during a period of two years from the day on which the transaction was completed.

In April 2006, HP paid Scailex Vision an additional amount of approximately 6.6 million Dollars in respect of the adjustment of the purchase price, as determined in accordance with the sale agreement. As a result of this additional consideration, the Company recognized an additional profit in the amount of 3.9 million Dollars (less related future tax payments) under “profit (loss) from discontinued operations” in the statement of income for the period of nine months ended September 30, 2006.

On October 27, 2006, HP presented a claim to the trustee to receive an amount of 5.26 million Dollars out of the 23 million Dollars that were deposited in escrow as cover for possible claims for indemnification within the framework of the agreement.

In the claim, HP claimed that it is entitled to the said indemnity since Scailex Vision was in breach of representations and commitments in the agreement. Scailex Vision has rejected these claims and has filed its objection with the trustee. At the same time, there is no certainty that Scailex Vision will indeed succeed in defending its position and in such a case, the trustee will be bound to transfer the said amount to HP. In the Company’s opinion, sufficient provision has been made to cover the expenses in respect of this claim in the event that it will indeed be realized.

On January 22, 2006 Scailex Vision approved the distribution of a cash dividend equivalent to the amount available for distribution, following the conclusion of the transaction for the sale of the assets to HP.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 1 – General (continued):

The amount of the net accumulated dividend that was distributed amounted to approximately 135 million Dollars (of which 101 million Dollars were received by the Company), by the way of the payment of 0.80 Dollars per share to each of the shareholders and 0.39 Dollars per option warrant to each of the holders of the option warrants (constituting the net amount less the exercise price).

The balances of cash and the assets that have been attributed to the discontinued operations are expected to serve for the future payments of the liabilities that have been attributed to the discontinued operations, which represent primarily liabilities for payments to third parties in respect of the expenses of the transaction and taxes.

The following are details of the activities of the Wide Format Digital Printing segment, which are presented under discontinued operations:

1)	Balance sheet data:

	September 30	December 31
	2006	2005
	NIS thousands

Current assets related to discontinued operations:
Cash and cash equivalents	53,018	248,125
Other receivables	66,681	87,682

	119,699	335,807

Current liabilities related to discontinued operations:
Short-term loans and current maturities of long-term loans	6,401	6,587
Other payables	6,295	8,349
Income taxes payable	57,427	118,159
Loans from minority shareholders, convertible into shares in a subsidiary	-	24,401

	70,123	157,496

Non-current liabilities related to discontinued operations:
Long-term loans, net of current maturities	5,162	5,487

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 1 – General (continued):

2)	Data on operational results:

	9 months ended September 30		3 months ended September 30		Year ended December 31
	2006	2005	2006	2005	2005
	NIS thousands

Revenue		506,840		181,212	569,543
Cost of revenue		290,367		106,631	332,473

Gross profit		216,473		74,581	237,974
Research & Development expenses		990		261	1,055
Selling & administrative expenses	221	112,312	(237)	35,359	127,234
Amortization of intangible assets		36,325		12,394	37,453
Financial income	517		167

Net income from continuing operations			404
	296	66,846		26,567	72,232
Financing expenses	77	17,699		3,084	16,359

Profit before taxes on income	219	49,147	404	23,483	55,873
Taxes on income	1,930	10,538	613	8,109	4,320

Income (loss) after taxes on income	(1,711)	38,609	(209)	15,374	51,553
Gain on sale of discontinued operations	17,528				426,787

Net profit (loss) for the period	15,817	38,609	(209)	15,374	478,340

3)	The Continuous Ink-jet Digital Printing for Industrial Applications segment

On August 4, 2006 an agreement was signed by the company and the senior management of Jemtex InkJet Printing Ltd. (hereinafter – Jemtex), according to which the Company sold the major part of its holdings in Jemtex to two of Jemtex’s senior manager and as a result thereof the Company’s rate of holding in Jemtex reduced from approximately 75% to approximately 15%.

Within the framework of the sale agreement the Company converted convertible loans in the amount of approximately 6.7 million Dollars, out of the total amount of the loans that were provided to Jemtex by the Company over the years in the amount of approximately 9.7 million Dollars, into shares in Jemtex. The balance of the loans in an amount of approximately 3 million Dollars is repayable over a period of 5 to 7 years, in accordance with the terms of the sale agreement, unless the company is paid an amount of 1 million Dollars by the end of the year 2006. In that case, the said payment will be considered to be a full repayment of all of the loans. In a addition, so long as the balance of the loans in the amount of 3 million Dollars remain outstanding, the Company will have an option to purchase additional shares in Jemtex, for an overall consideration of 5 million Dollars, according to a valuation of Jemtex at 20 million Dollars.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 1 – General (continued):

Subsequent to the aforementioned sale agreement and the decline in the rate of holding, the Company has discontinued the consolidation of the financial statements of Jemtex within the framework of the consolidated financial statements and Jemtex’s activities have been classified as discontinued operations.

In respect of the agreement with Jemtex that was signed on January 4, 2007 – see Note 8B.

The following are details of the activities of the Wide Format Digital Printing segment, which are presented under discontinued operations:

	9 months ended September 30		3 months ended September 30		Year ended December 31
	2006	2005	2006	2005	2005
	NIS thousands

Research & development expenses	5,581	9,099		2,420	11,435
Marketing expenses	140	214		42	247
Administrative and general expenses	1,559	2,280	176	509	2,893
Amortization of intangible assets	3,263	4,041	2,259	1,379	5,446
Financing expenses (income)	77	(26)		28	(45)

Loss for the period	10,620	15,608	2,435	4,378	19,976

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 2 – Summary of significant accounting policies:

Following is a summary of significant accounting policies were applied in the preparation of the financial statements in reference to current and discontinued activity of the Company :

A.	Basis of preparation

Through September 18, 2006, the Company’s shares were traded both in the NASDAQ Global Market (hereafter – NASDAQ) and the Tel Aviv Stock Exchange Ltd (hereafter – TASE). Since the Company was dual-listed, it previously reported pursuant to chapter E3 of the Securities Law 5728 – 1968 (hereafter – the Securities Law) and the consolidated financial statements of the Company were prepared in accordance with the U.S. general accepted accounting principals (hereafter – US GAAP).

On September 18, 2006, the SEC suspended the trading of Company shares on NASDAQ, and the Company shares were delisted from NASDAQ to the OTC Bulletin Board on October 23, 2006. As a result, the Company started to report to TASE pursuant to the provisions of chapter F of the Securities Law, and to prepare its financial statements accordingly, and commencing from the interim report of the third quarter of 2006, in accordance with the Securities Regulations (Periodic and Immediate Reports), 5730-1970.

In July 2006, the Israel Accounting Standards Board (hereafter – IASB) issues Accounting Standard 29 – “Adoption of International Financial Reporting Standards (IFRS)". This Standard determines that entities subject to the Securities Law and which are obliged to report according to its provisions will prepare their financial statements in accordance with the international reporting standards for the periods commencing on January 1, 2008. The provisions of this standard permit early adoption of the international financial reporting standards.

The Company chose to implement the international financial reporting standards as from the third quarter of 2006. Accordingly, these financial statements were prepared based on the international financial reporting standards and the clarifications of the International Financial Reporting Interpretations Committee (IFRIC) (hereafter collectively – the IFRS Standards), that were issued and came into effect (including International Financial Reporting Standard no. 8 – “Operating Segments” that was issued and which permits early adoption as of the preparation of the financial statements), and while taking into consideration IFRS 1 – “First-time Adoption” of IFRS and pursuant to the reporting provisions in IFRS 34 – “Interim Financial Reporting”.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 2 – Summary of significant accounting policies (Continued):

As previously mentioned, this is the first time the Company draws up its consolidated financial statements in accordance with the IFRS Standards, while the transition date of reporting pursuant to IFRS 1 occurred on January 1, 2005 (hereafter – the Transition Date). The comparison figures in these consolidated interim financial statements were restated to reflect the adoption of IFRS as from the transition date. As for the effect of the transition from US GAAP to IFRS Standards on these financial statements and the reconciliations that the Company has chose to apply according to IFRS1 – see note 5.

These consolidated interim financial statements have been prepared under the historical value convention, subject to the adjustment of financial assets and liabilities to fair value and the revaluation for severance and amounts funded for severance.

The preparation of the financial statements in accordance with IFRS Standards requires the use of some critical accounting estimates, which require management to exercise judgment in the process of applying the Company’s accounting policies. The sections where the Company’s management was required to exercise judgment and to make material assumptions related to the financial statement are specified in Note 4. The actual results may be significantly different from the estimates and assumptions used by the Company’s management.

B.	Consolidated Financial Statement:

1)	Subsidiaries

Subsidiaries are entities where the group has control over the financial and operational policy while holding more than half of the voting rights. Subsidiaries are fully consolidated as from the date of assuming control while consolidation is to end on the date such control is terminated.

Intergroup transactions and balances were eliminated. In addition, the income or losses that were not yet realized outside the Group in respect of businesses and sales among the Group companies were eliminated as well; unless circumstances exist that indicate impairment of the asset transferred.

The accounting policy adopted by the Group in the consolidated financial statements is uniform for the entire Company and its subsidiaries. The accounting policy of the subsidiary was changed in order to ensure consistency with policies adopted by the Group.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 2 – Summary of significant accounting policies (Continued):

2)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting.

The investment in associates is initially recorded based on the investment value upon acquisition. The Group’s share in the post-acquisition profits or losses of its associate is recognized in the income statement under “share in the income (loss) in associated companies”. When the share of the Company in the loss of an associated company exceeds it interests in the associate, including all other unsecured receivables, the Group does not recognize any further loss, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction includes evidence of impairment to the transferred asset. The accounting policy of the associates was changed in order to ensure consistency with policies adopted by the Group.

C.	Functional and presentation currency:

1)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured according to the currency used in the primary economic environment in which the entity operates and is influenced by (hereafter – the Functional Currency). The functional currency of the Group is the US Dollar (hereafter – Dollar).

2)	The translation of transactions and balances

Transactions in currency other than the functional currency are translated into the functional currency based on the exchange rate in effect on the date of transaction. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 2 – Summary of significant accounting policies (Continued):

3)	Presentation currency

The Company draws up and presents its financial statements of in New Israeli Shekel (hereafter –NIS) (hereafter – the Presentation Currency) which are difference from the Functional Currency, in accordance with with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993. The financial statements of the Group are translated into the Presentation Currency as follows:

a)	Assets and liabilities at the balance sheet date are translated based on the exchange rate prevailing at that day.

b)	Income and expenses included in the statements of income (loss) are translated based on an average exchange rate used as an approximation of the actual exchange rate.

c)	The shareholders equity and the capital reserves were translated at the date of transition according to the exchange rate that was in effect at that day, and as from that date forward the changes in shareholders equity and capital reserves has being translated based on an average exchange rate that serves as an approximation to the actual exchange rate.

d)	The translation differences resulting from the said treatment are carried directly to equity under “Currency translation”.

D.	Fixed Assets:

1)	The fixed assets of the Company are mainly consisted of computers and equipment.

The fixed assets are accounted for on historical cost less depreciation. The historical cost of fixed assets includes costs directly attributed to the acquisition of the asset. Other costs associated with the asset, which were generated after its acquisition, are included in the asset’s carrying amount or recognized as a separate asset, only when these can be measured reliably and the asset is expected to provide the company with future economic benefits. The cost of repairs and ongoing maintenance are charged to the income (loss) statement during the financial period in which they are incurred.

2)	The asset is depreciated to the residual value using the straight line method over its expected useful life.

The annual depreciation rates are as follows:

%

Equipment	20-7
Computers	33

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

The residual value and the estimate useful life of the fixed assets are reviewed by the Company and adjusted as appropriate.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 2 – Summary of significant accounting policies (Continued):

3)	Gains and losses on disposals of fixed assets are the difference of proceeds with carrying amount. Such gains and losses are carried to the income (loss) statement.

4)	The carrying amount of the fixed assets is immediately depreciated if it exceeds its estimated recoverable value.

E.	Intangible assets:

1)	Goodwill

Goodwill represents the difference between the cost of an investment in an investee company and the Company’s share in the fair value of the net identifiable assets of the investee company at the date of acquisition, and is presented at its cost net of provision of impairment.

Once annually, the Group reviews the need for a provision for impairment, and for that purpose it allocates the goodwill to the cash-generating unit to which it belongs. The gains and losses from the disposal of an investee company also include the goodwill amounts relating to the sold company.

2)	Technology

Technology Intangible assets are stated over their estimated useful life. The technology that was capitalized by the Company was depreciated over a period of 6 years.

3)	Research and development expenses

Research expenditure is carried to the income (loss) statements as incurred. Development costs incurred in the design and testing of new or improved products are recognized as intangible assets when there is a proof of technological feasibility and it is expected that the developed technology would yield future economic benefits and only if asset development costs can be measured reliably. Other development expenditures, which do not comply with the said terms, are recognized as an expense in the statement of income (loss) as incurred. Development costs previously recognized as an expense in the statement of income (loss) can not be capitalized as intangible asset in subsequent reporting periods.

Development expenses that were recognized as intangible assets, net of Chief Scientist’s grants, are amortized when the asset is ready to be used on the straight line basis over its expected benefit period. The development expenses capitalized by the Company were amortized over a 6 years period.

Once annually, the Company reviews the need for a provision for impairment in respect of development expenses recognized as intangible assets.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 2 – Summary of significant accounting policies (Continued):

F.	Impairment of Assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually by the Company for impairment. The impairment of assets is tested if events have occurred or changes in circumstance have taken place indicating that the carrying amount may not be recoverable. When the carrying amount exceeds the recoverable amount, determined as the higher of the net sales price of the asset and its value of use, the difference is carried to the statement of income (loss) as an impairment loss.

G.	Financial statements

The Group classifies its investments according to the purpose for which they were acquired and using the following categories:

1)	Held-to-maturity investments

Investments held to maturity are non-derivative financial assets with fixed or determinable payments where the Company’s management has the intention and the ability to hold to maturity. The investments held to maturity are presented as non-current assets, except for investments expected to be mature within 12 months of the balance sheet date and presented as current assets.

2)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated to this category or not classified as held-to-maturity investments. These assets are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date that are presented as current assets.

The Group’s management had initially classifies its investments at the date of acquisition and it reviews the adequacy of the said classification in each cut-off period.

Purchases or sales of financial assets are recorded in Company accounts at the date of the transaction, which is the date in where the Group committed to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred all substantial risks and rewards of ownership.

Available-for-sale financial assets are presented at fair value, and gains and losses that were not yet being exercised and that result from temporary-in-nature changes in the fair value are carried to equity under “Other comprehensive income (loss)". Upon the disposal of these assets, the Company carries all the previously-charged changes stated at fair value to equity in the statements of income (loss).

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 2 – Summary of significant accounting policies (Continued):

Held-to-maturity investments are presented at the amortized cost using the effective interest method.

At each balance sheet date, the Company reviews whether any signs exist that indicate significant or continuous impairment of the fair value of the financial assets available for sale to below their original cost. If such evidence of impairment exists, the Group records a provision of impairment in statements of income (loss) measured as the difference between the cost of acquisition and the fair value less any loss incurred by previously recognized impairment.

H.	Cash equivalents

Highly liquid investments, including short-term deposits in banking corporations (up to 3 months from the date of deposit), where the term of deposit does not exceed 3 months, are considered by the Company to be cash equivalent.

I.	Inventory

The inventory is estimated at the lower of cost or net realizable value.

The cost is determined as follows:

Raw materials – moving average basis

Products in process and finished products – on the basis of production costs:

Raw materials and supplies component – moving average basis

Labor and overhead component – on the basis of normal capacity.

The cost does not include capitalization of financing costs.

The net realizable value is the expected selling price in a normal business day less selling expenses.

J.	Trade receivables

The trade receivables are initially recorded at their fair value and subsequently presented at amortized cost using the effective interest basis less allowance for doubtful accounts. The allowance for doubtful accounts is made when there is objective evidence indicating that the Group is unable to collect the debt balance from the customer within the agreed credit period.

The allowance for doubtful accounts is the difference between the carrying amount and the current value of the expected cash flow, calculated using the effective interest method.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 2 – Summary of significant accounting policies (Continued):

K.	Shareholders’ equity

The ordinary shares of the Company are classified in the financial statements as shareholders’ equity.

The ordinary shares held by the Company are presented at their cost to the Company as a deduction from equity under the “Treasury Shares” section.

L.	Loans and loans convertible into shares

Loans are initially recognized at fair value less transaction costs. In subsequent periods, loans are presented in accordance with the amortized value method, where the difference between the loan amount recognized at the initial date of recognition and the redemption value is carried to the statements of income (loss) over the period of the loan using the effective interest method.

Loans convertible into shares (when the convertible component does not refer to a fixed number of shares) are a hybrid instrument that includes the loan component (hereafter – the Host Contract) and a convertible component. The conversion component is an embedded derivative separated from the host contract where its financial characteristics and risks are not tightly linked to the financial characteristics and risks of the host contract. The host contract is initially carried at fair value that comprises the difference between the fair value of the hybrid instrument in its entirety and the fair value of the separated embedded derivative, and presented in subsequent periods in accordance with the amortized cost method.

The embedded derivative is measured over the cut-off period at fair value, where changes in the fair value are continuously charged to the statement of income (loss) and classified as a financing expense.

Loans are classified as current liabilities unless the Group has non-contingent right and the intention to defer the settlement of the liability for at least 12 months from the balance sheet date.

M.	Deferred taxes

Deferred income tax is recognized in full, using the liability method, in respect of temporary differences arising between the assets and liabilities in the financial statements and the amounts for tax purposes, except for temporary differences created in the initial recognition of the asset or the an undertaking that they have no effect on neither accounting nor taxable profit or loss (unless the temporary difference arise from the initial recognition of business combination).

The recognition of deferred tax assets is made in respect of all taxable temporary differences within the limits of the sum of differences expected to be usable in the future against taxable income.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 2 – Summary of significant accounting policies (Continued):

Deferred income tax balances are determined using tax rates and laws that have been enacted or substantially enacted on the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets and liabilities are presented in the net value only if they refer to the same taxable entity and when that entity is legally entitled to set off such assets against liabilities.

N.	Employee benefits:

1)	Pension obligations

In accordance with Israeli labor laws and agreements and in accordance with common practice of the Company, the companies of the Group has the obligation to pay severance payments to terminated employee, and under certain conditions also to pay employees the will resign or retire. The obligations of the Company to pay severance payments are treated as defined benefit plan.

Retirement benefits obligations presented in the balance sheet is the current value of benefit obligations at the balance sheet date. The current value of obligation is determined by capitalizing future expected cash flows (after taking into consideration the expected future salary increases) The current value of obligation is determined by capitalizing future expected cash flows (after taking into consideration the expected future salary increases) based on interest rates of government bonds denominated in the same currency as the benefits are to be paid and where the period to the next redemption is similar to the obligation period in reference to retirement benefits.

As from January 1, 2005, the Company carries to the statement of income (loss) of the reporting period any actuarial gains or losses created as a result of changes in the actuarial assessments and as a result of the difference between past assumptions and actual results.

The Company only recognizes actuarial gains and loses in the reporting period in an amount that exceeds the higher of 10% of the current value of liabilities and 10% of the fair value of program assets. Such gains and losses are carried to statements of income (loss) over the period of average expected employment.

The Group acquires insurance policies and deposits amounts in provident funds for severance pay against its obligation to pay retirement benefits. The right to receive retirement benefits under the insurance policy is classified as a right to recover expenses when it is virtually certain to assume that the insurance company will fully or partially reimburse the expenses necessary to cover the obligations for retirement benefits. The right to recover expenses arising from the provident funds for severance is presented at fair value when the changes are carried to statements of income (loss).

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 2 – Summary of significant accounting policies (Continued):

2)	Vacation days and convalescence pay

Under the law, each employee is entitled to vacation days and convalescence pay, both calculated on an annual basis. This entitlement is based on the length of employment. The Group carries liabilities and expenses in respect of vacation and convalescence pay based on the benefit accruals for any employee.

3)	Option plan

The Group’s management allots from time to time and at its discretion options to buy shares of the Company and its subsidiaries. Such options are subject to vesting terms based on the years of employment. The Group treats the allotments of options to employees based on the fair value method. The Company reevaluates the fair value of the outstanding options at the date of allotment of each of the options, and carries the calculated benefit to capital reserve in respect of options that were granted to employees over the vesting period of the options in conjunction with recording salary expenses in the statement of income (loss). The realization addition at the date of converting the options by the employees less transaction costs are charged to equity (in respect of their par value) and the premium on shares.

4)	Bonuses

The Group recognizes a provision when a legal or implied obligation exists to pay a bonus.

O.	Provisions for contingent liabilities

Provisions for contingent liabilities in respect of lawsuits are recorded in Company’s books when the Group has legal or implied obligations resulting from past events, and it is more likely than not that such cash flows will be diverted to the settlement of liabilities and that the amount can be estimated reliably.

When the Group has a number of contingent liabilities and it is expected that the cash flows will be diverted to their settlement as a Group, a provision is recorded even if it is expected that the cash flow that will be diverted to the settlement of the obligation in respect of each of the items included in the group are expected to be small.

Provisions are measured based on the current value of the best management estimation of cash flows expected to be required to settle the existing obligation on balance sheet date (see note 4). The rate of capitalization for the purpose of calculating the current value reflects the market estimation of specific time and cost in respect of the obligation.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 2 – Summary of significant accounting policies (Continued):

P.	Revenue recognition

The Group’s revenues are measured based on the fair value of proceeds received or proceeds the Company is entitled to receive in respect of sales and services provided in the course of normal business of the Group’s activity. The revenues are presented net of rebates and discounts and after eliminating sales within the Group. Revenue is recognized as follows:

1)	Sales of goods

Revenues from selling products are recognized given an agreement, delivery of goods, transference of ownership to the customer, determined or determinable price, and reasonably assured collection of receivables.

2)	Revenues from providing services

Revenues from services are recognized upon the completion of the service or proportionally over the agreement period in accordance with the stage of completion of the transaction on balance sheet date.

3)	Interest revenues

Interest revenues in respect of financial assets are carried over the period using the effective interest method. In the event of impairment of the financial assets and receivables, the Company reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument.

4)	Dividend revenues

Dividend income is recognized when the right to receive payment is established.

Q.	Operating lease

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

R.	Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to holders of ordinary shares by the weighted average number of outstanding ordinary shares during the period.

In the calculation of diluted gain or loss per share, the weighted average of the number of shares to be issues is added to the average of ordinary shares that was used in the basic calculation, assuming that all the potential delutive are converted into shares. Such potential shares are taken into account only when they have a dilutive effect (reducing the earning or increasing the loss per share from ongoing activity).

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 2 – Summary of significant accounting policies (Continued):

S.	New International Financial Reporting Standard

The new International Financial Reporting Standard no. 8, “Operating Segments” (IFRS 8) (to come into effect in January 1, 2009) details the disclosure requirements related to operating segments, services and products, geographical areas where the Company operates, and major customers of the reporting Company. IFRS 8 requires companies to report financial and descriptive information about their reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported similar to the manner these are reported to CODMs. IFRS 8 replaces IAS 14 Segment Reporting and creates uniformity (except some minor differences) with the US GAAP as to segment reporting (SFAS 131). The Company has chosen to early adopt IFRS 8 as of transition date on January 1, 2005. Currently, the Company operates in a single segment and therefore the adoption has no impact on the disclosure in the financial statements.

Note 3 – The management of financial risks

A	Risk factors

The company and its consolidated companies are exposed to various market risks, as follows:

(1)	Exchange rate risks

The majority of the Company assets are cash and liquid investments in dollars. In case which the Company will have to invest in NIS, it can be influenced by changes in the exchange rate of dollar/NIS.

(2)	Price risks

The group has an exposure to risk in respect of the prices of marketable securities in connection with the investments that are held by the Group and which are classified in the consolidated balance sheet as financial assets available for sale. The Group is not exposed to risks in respect of the prices of goods.

(3)	US interest rate risks (FED)

The Company invests, inter alia, in daily deposits and in US government bonds, and accordingly, the changes in the monetary interest rates (the FED interest) and/or in the US bonds market will affect the value of the bonds that are held by the Company, which will affect the Company’s business results.

B	The fair value of financial instruments

The fair value of financial instruments, which are traded in active markets (such as securities available for sale) is based upon the quoted market prices as of the balance sheet date. The quoted market price for financial assets that are held by the Group is the closing price.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 4 – Significant accounting estimates and assumptions

Estimates and assumptions are examined on a routine basis and are based upon past experience and other factors, including future events whose occurrence is reasonably expected in the light of the existing circumstances.

The Company makes estimates and assumption in respect of the future, by their very nature, these accounting estimates will only rarely be identical to the actual results. The estimates and the assumptions that contain a higher level of exposure to significant changes in the amounts of the assets and the liabilities in the following financial year, are detailed below:

A	Taxes on income and deferred taxes

The Group is assessed for tax purposes in a large number of judicial authorities, and accordingly the Group’s management is required to exercise a significant level of judgment in order to determine the overall provision in respect of taxes on income. The Group has many transactions in respect of which the determination of the final tax liability is not certain, The Group records a provision in its accounting records based upon its evaluation in respect of the possible reasonability of additional tax payments in respect of these transactions. Where the final tax liability that is determined by the tax authorities is different from the tax liability that was recorded in the accounting records in previous periods, the difference is reflected in the statement of income in the period in which the final assessment is determined by the tax authorities, as aforesaid. Similarly the Group records deferred tax assets and liabilities on the basis of the differences between the amounts of the assets and liabilities in the accounting records and their amounts for tax purposes. The Group examines the recoverable amount of its deferred taxes on a routine basis, on the basis of the historical chargeable income, the forecast chargeable income, the timing of the expected reversal of the timing differences and the implementation of tax planning strategies. If the Company is unable to generate future chargeable income in an amount that is sufficient, or in the event of a significant change in the effective tax rates in the period in which the relevant timing differences become chargeable to taxation, or are available for set-off, the Group is likely to be required to cancel part of the deferred tax asset or to increase the liability in respect of deferred taxes, something that may increase its effective tax rate and adversely affect its operating results.

B	Severance pay

The present value of the liabilities for severance pay is dependent upon a number of factors, which are determined on an actuarial basis in accordance with various assumptions. The assumptions that serve in the calculation of the net cost (income) in respect of severance pay include the long-term yield rate on the relevant severance pay deposits and the discount rate. Changes in these assumptions will affect the book value of the severance pay assets and liabilities.

The assumption of the expected yield on the severance pay deposits is determined unitarily, in accordance with historical long-term yields.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 4 – Significant accounting estimates and assumptions (Continued)

B	Severance pay (continued):

The Company determines the required discount rate at the end of each year. This discount rate serves in the determination of the estimate of the current value of the future cash flows, which will be required in order to cover liabilities for severance pay. The bonds market for entities with a high rating is not sufficiently liquid in order to serve in the determination of the discount rate. Therefore, in the determination of the discount rate that is required, the Group bases itself on the interest rates that apply to government bonds, which are denoted in the currency in which the benefits will be paid, and where their period to redemption is similar to the period in which the relevant liabilities will fall due.

Other key assumptions in respect of the liabilities for pensions, such as future salary rises, are based on the existing rates of salary inflation.

C	Provision for contingent liabilities

Provisions for contingent liabilities in respect of legal claims are recorded in the accounting records in accordance with the judgment of the Group’s management in respect of the reasonability that cash flows will be diverted to clear the liabilities and on the basis of an estimate made by the management in respect of the present value of the cash flows that it is predicted will be required in order to clear the existing commitments.

D	The provision for the impairment in value of goodwill and intangible assets

Once a year the Group examines the need for a provision for impairment of value in respect of goodwill and intangible assets. The need for a provision for impairment in value is examined in relation to the recoverable amount of the Group’s cash generating units. The recoverable amount of the cash generating units is determined in accordance with assumptions and calculations that have been determined by management.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 5 – The transition to International Financial Reporting Standards (IFRS)

A	The basis for the transition to IFRS

In the past the Company prepared its financial statements in accordance with generally accepted accounting principles in the USA (“US GAAP”), see also Note 2A. The Company’s financial statements for the year ended December 31, 2006 will be the first annual financial statements to be prepared by the Company in accordance with the IFRS standards. These special financial statements have been prepared in accordance with the principles that are detailed in Note 2, and similarly, the Company has implemented the guidelines for the optional exemption afforded in respect of the full implementation “from henceforth” in accordance with IFRS 1, as follows:

1)	Exemption in respect of the business combinations.

The Company has implemented the exemption in respect of IFRS 3 “Business combinations”, according to which the implementation of the standard will apply as from the date of the transition, and accordingly no adjustment has been made in respect of the business combination that were executed prior to the date of the transition.

2)	Exemption in respect of benefits to employees

The accumulated actuarial profits and losses that derived from the adoption of IAS 19 “Employee benefits” have been reflected in full against surpluses as of the date of the transition. The implementation of this exemption is detailed in Note 6.3 –exemption in respect of share based payments.

3)	Exemption in respect of Share-based payment

The company has implemented the exemption in respect of IFRS 2 “Share- based payment” according to which no retroactive treatment will be executed in respect of capital grants made after November 7, 2002, which had vested up to the date of the transition.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 5 - The transition to International Financial Reporting Standards (IFRS) (Continued)

B	The main changes in the Company's accounting policies as the result of the transition from US GAAP to the IFRS standards

The following is a summary of the main changes that have been made in the Group’s accounting policies as the result of the adoption of the IFRS standards:

1)	Development costs

In accordance with the US GAAP principles, research and development expenses are reflected in the statement of income as incurred.

In accordance with the IFRS standards, research expenses are reflected in the statement of income as incurred, and development expenses are capitalized as intangible assets in the event that they meet the conditions that were determined in International Accounting Standard No. 38 “Intangible Assets” (IAS 38) according to which there exists of the technological feasibility, where it is expected that the technology that is being developed will generate future economic benefits and it is possible to measure the costs of developing the asset in a reliable manner. Development costs that have been capitalized into intangible assets are amortized, where the asset is ready for use, on the straight-line method over the period in which benefits are expected to derive from it.

The Company has capitalized the development costs that were reflected in the statement of income in accordance with the US GAAP principles into intangible assets in accordance with the conditions that have been determined in IAS 38.

The assets that have been capitalized are being amortized over a period of 6 years.

2)	Contingent liabilities

Within the context of the agreement for the acquisition of the ink production activities in the year 2001, Scailex Vision undertook to pay additional payments to the vendor up to a maximum of 5.5 million Dollars, in accordance with the achievement of financial targets, which were defined in the agreement, such as the reduction of the production costs during the course of the years 2001-2006 (“Earn-Out”). In accordance with the US GAAP principles, the amounts that were paid in respect of the Earn-Out in the entire period in accordance with the conditions that were determined in the agreement have been reflected as goodwill at the time at which the targets were achieved.

In accordance with the IFRS standards, the Company has recorded a provision in respect of the amount of the overall commitment in respect of the Earn-Out payments, which has been reflected as goodwill at the time of the transition, in accordance with the principles that were determined in International Accounting Standard No. 37 “Provisions, contingent liabilities and contingent assets” (IAS 37) since, at the time of the transition, it was more reasonable than not that the company has a commitment in respect of the Earn-Out payments, and it is expected that use will be made of economic resources in order to clear the commitment.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 5 - The transition to International Financial Reporting Standards (IFRS) (Continued)

3)	Share based payments

In accordance with the US GAAP principles the Group treated the options plans for employees in accordance with the provisions of the American Statement of Opinion APB 25, “Accounting for stock issued to employees”, according to which the benefit in respect of the issuance of options to employees is measured in accordance with the internal value method and it is amortized to the statement of income against a capital reserve over the course of the vesting period of the options, in accordance with the straight-line method, As from January 1, 2006, the Company has adopted American Statement of Opinion FAS 123R “The accounting treatment of options plans for employees”.

In accordance with the IFRS standards, the Group has treated option plans for employees in accordance with International Financial Reporting Standard No. 2 “Share-based payment” (“IFRS 2”), and accordingly the Company measures the benefit in respect of the options that were granted to the Group’s employees and which had not vested as of the time of the transition on the basis of the fair value in accordance with the Black & Scholes formula for the evaluation of options and it has amortized the benefit to the statement of income against a capital reserve over the length of the vesting period of the options, in accordance with the accelerated method.

4)	Severance pay

In accordance with the US GAAP principles, the liability for severance pay to employees is calculated on the basis of the number of years of employment times the last monthly salary (one monthly salary for each year of employment.

In accordance with the IFRS principles, the liability for severance pay to employees is calculated on the basis of the present value of the defined benefit, which is measured on an annual basis by independent actuaries under the projected unit credit method, in accordance with the provisions of International Accounting Standard No. 19 “Employee benefits” (IAS 19). The present value of the liability is determined by means of the discounting of the forecast future cash flows (after the expected rate of salary increases has been taken into account), on the basis of the interest rate on government bonds, which are denoted in the currency in which the benefits will be paid, and whose period to redemption is close to the timing of the relevant liabilities for severance pay.

As from January 1, 2005, the Company reflects the actuarial gains or losses that have been created as the result of the changes in actuarial evaluations and as a result of the differences between the assumptions made in the past and the actual results in the statement of income in the current period. The company recognizes actuarial gains or losses in the current period only in the amount by which they exceed the higher of 10% of the present value of the liability and 10% of the fair value of the plan assets. These gains or losses are reflected in the statement of income over the length of the expected period of employment of the employees.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 5 - The transition to International Financial Reporting Standards (IFRS) (Continued)

5)	Convertible loans

During the course of the years 2003 and 2004, some of the minority shareholders in Scailex Vision extended convertible loans in an overall amount of approximately $1.7, which bear interest at a rate equivalent to the higher of linkage to the index and LIBOR interest + 1%. The loans and the interest are repayable in one payment at the end of five years or are convertible into regular shares in the company Scailex Vision at any time whatsoever, at an exercise price of $ 0.4052 per share, a value which is equivalent to the fair value of the regular shares in Scailex Vision on the day that the loans were extended. In addition, within the framework of the loans the minority shareholders were awarded option warrants at a value of 25% of the amount of the loans that were extended, exercisable into regular shares in Scailex Vision against an additional payment on exercise of $ 0.4052 per share.

In accordance with the US GAAP principles, the fair value to the option warrants in accordance with the Black & Scholes formula and the benefit element related to the conversion possibilty (“Beneficial conversion Feature”), were deducted from the loansand depreciated to the statement of income on the straight-line basis over the period of the loans.

In accordance with the IFRS principles, these loans, which the shares amount that will be issued after their conversions is not fixed is a hybrid instrument, which includes both a loan element (hereinafter “the host contract”) and also a conversion element. The conversion element constitutes an embedded instrument which is separated from the host contract since its economic characteristics and its risks are not closely connected to the economic characteristics and the risks of the host contract. On the day that the loans were extended the Company measured the fair value of the host contract, which constitutes the difference between the fair value of the hybrid instrument in its entirety and the fair value of the separated embedded instrument. The fair value of the embedded instrument is calculated in accordance with the Black & Scholes formula and is measured in each cut-off period where all of the changes are reflected on a current basis in the statement of income and are classified as financing expenses.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 5 - The transition to International Financial Reporting Standards (IFRS) (Continued)

6)	Financial assets

a)	Marketable shares and bonds

In accordance with the US GAAP principles, during the course of the year 2005 the Company classified the marketable shares and bonds that it held as “financial assets available for sale” and accordingly, it presented these assets in accordance with their market value, where unrealized gains and losses as from the day on which they were classified as financial assets available for sale have been reported as a separate item until their realization, under “other comprehensive income (loss)" within the framework of shareholders’ equity. Similarly, during the course of the fourth quarter of the year 2005 the Company’s management decided to hold certain securities, which had been previously classified as available for sale, until their redemption, and subsequent to this, all of the accumulated unrealized losses in respect of securities up to that time were reclassified to a separate item within other comprehensive income (loss). These losses are written off over the remaining period of the securities.

In accordance with the IFRS principles, the Company presented the marketable shares and bonds that were classified as assets available for sale in accordance with their market value, where the unrealized gains and losses as from the day on which they were acquired have been reported as a separate item until their realization, under “other comprehensive income (loss)” within the shareholders’ equity. In accordance with the IFRS principles, in respect of the change that was made in the classification of securities in the year 2005 as mentioned above, the accounting evaluation was the same as in the US GAAP , but the amortized losses over the remained period till maturity were different.

b)	Non-marketable investments

In accordance with the US GAAP principles, the Company presents the non-marketable investments at cost less the provision for impairment of value of a non-temporary nature.

In accordance with the IFRS principles, the Company presents the non-marketable investments as assets available for sale in accordance with their market value, where the unrealized gains and losses as from the time at which they were acquired is reported as a separate item until they are realized under “Other comprehensive income (loss)” within the shareholders’ equity.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 5 - The transition to International Financial Reporting Standards (IFRS) (Continued)

7)	Classification of software costs

In accordance with the US GAAP principles, software costs are presented in the balance sheet under fixed assets.

In accordance with the IFRS standards, the Company has classified software costs in the balance sheet under intangible assets, and this in accordance with International Accounting Standard No. 38 “Intangible assets” (IAS 38)

8)	Correction of capital gain on the sale of the activities of the subsidiary company Scailex Vision

Subsequent to the changes that were made in the Group’s accounting policies as the result of the adoption of the IFRS standards, as aforesaid, the capital gain that was recorded as the result of the sale of the activities of Scailex Vision was changed in the amount of approximately 24.1 million Dollars (approximately NIS 112.7million).

9)	Classification of the comparative figures in respect of the assets and liabilities of discontinued activities

In accordance with the US GAAP principles, the Company reclassified the results of its activities, its assets, liabilities and cash flows of discontinued activities, which relate to previous reporting periods into the appropriate headings, under discontinued activities in accordance with American Accounting Standard No. 144 “Accounting for the impairment or disposal of long-lived assets” (FAS 144).

In accordance with the IFRS standards, the Company has reclassified the results of its activities and the cash flows of discontinued activities that relate to previous reporting periods into the appropriate headings under discontinued activities, and this in accordance with International Financing Reporting Standard No. 5 “Non-current assets held for sale and discontinued operations” (IFRS 5). According to the IFRS standards, the assets and liabilities of discontinued activities are not reclassified for previous reporting periods.

10)	Classification of minority rights

In accordance with the US GAAP principles, minority rights are presented in the balance sheet after liabilities and before shareholders’ equity. Similarly, the minority’s share of the profit is included within the framework of net income for the reporting period in the statement of income.

In accordance with the IFRS standards, the Company has presented the minority rights in the balance sheet as pat of the shareholder’s equity. Similarly, the minority’s share of the income is not included in the statement of income within the framework of the net income for the period, but rather, the Company has split the net income for the period between the shareholders of the parent company and the minority shareholders, and this in accordance with International Accounting Standard No. 1 “Presentation of financial statements” (IAS 1).

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 5 - The transition to International Financial Reporting Standards (IFRS) (Continued)

11)	Classification of other expenses and income

In accordance with the US GAAP principles, other income and expenses have been presented in the statement of income as a net amount after the item operating income.

In accordance with the IFRS standards, the Company has presented other expenses and income as gross amounts in the statement of income before the item operating income, and this in accordance with International Accounting Standard No. 1 “Presentation of financial statements” (IAS 1).

12)	Classification of financing expenses and income

In accordance with the US GAAP principles, financing income and expenses have been presented as a net item in the statement of income after the item operating income.

In accordance with the IFRS standards, the Company has presented financing expenses and income (mainly income and losses derived from marketable securities and exchange rate differences) in gross amounts in the statement of income before the item operating income. Financing expenses in respect of the loans that were taken to finance the group’s activities were presented after the item operating income

C	Adjustments between the IFRS standards and US GAAP rules

The following adjustments represent the quantification of the effect of the transition to the IFRS standards. The following adjustments are presented as follows:

1)	The adjustment of the shareholders’ equity as of January 1, 2005, September 30, 2005 and December 31, 2005.

2)	The adjustment of the balance sheets of the consolidated companies as of January 1, 2005, September 30, 2005 and December 31, 2005.

3)	The adjustment of the Company’s consolidated statements of income for the periods of 9 months and of 3 months ended on September 30, 2005 and for the year ended December 31, 2005.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 5 - The transition to International Financial Reporting Standards (IFRS) (Continued)

1) Reconciliation of equity:

	Share capital	Capital surplus	Treasury Shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning (Accumulate deficit)	Total	Minority interest of discontinued operation	Total share Holders Equity
	N I S I n t h o u s a n d s

BALANCE AT JANUARY 1, 2005

Total shareholders' equity by the US GAAP	26,731	1,198,895	(139,148)		(1,409)	(420,456)	664,613	18,206	682,819
Adjustments to reconcile Developments
costs						84,714	84,714	27,490	112,204
Adjustments to reconcile share-based
payments		1,370				(1,370)
Adjustments to reconcile of employee
rights upon retirement						2,158	2,158	633	2,791
Adjustments to reconcile convertible loan
of minority shareholders						1,758	1,758	(3,916)	(2,158)
Adjustments to reconcile financial assets					(1,654)	1,654

Total shareholders' equity by the IFRS	26,731	1,200,265	(139,148)	-,-	(3,063)	(331,542)	753,243	42,413	795,656

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 5 – The transition to International Financial Reporting Standards (IFRS) (Continued):

	Share capital	Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning (Accumulate deficit)	Total	Minority interest of discontinued operation	Total share holders equity
	N I S I n t h o u s a n d s

BALANCE AT September 30, 2005

Total shareholders' equity by the US GAAP	26,731	1,199,503	(139,148)	46,477	(4,448)	(384,394)	744,721	26,383	771,104
Adjustments to reconcile Developments costs						93,913	93,913	30,222	124,135
Adjustments to reconcile share-based payments		3,149				(3,615)	(466)	466
Adjustments to reconcile of employee rights upon
retirement						2,797	2,797	802	3,599
Adjustments to reconcile convertible loan of
minority shareholders						8,094	8,094	(24,046)	(15,952)
Adjustments to reconcile financial assets					(1,006)	1,006
Other adjustment reconciliations						111	111	(1,127)	(1,016)
Adjustments to reconcile Currency Translation				7,520			7,520		7,520

Total shareholders' equity by the IFRS	26,731	1,202,652	(139,148)	53,997	(5,454)	(282,088)	856,690	32,700	889,390

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 5 – The transition to International Financial Reporting Standards (IFRS) (Continued):

	Share capital	Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning (Accumulate deficit)	Total	Minority interest of discontinued operation	Total share holders equity
	N I S I n t h o u s a n d s

BALANCE AT December 31, 2005

Total shareholders' equity by the US GAAP	26,731	1,207,755	(139,148)	42,876	(4,921)	76,446	1,209,739	184,022	1,393,761
Adjustments to reconcile Developments costs						102,587	102,587	(1,135)	101,452
Adjustments to reconcile share-based payments		3,326				(3,797)	(471)	471
Adjustments to reconcile of employee rights upon
retirement						2,970	2,970	804	3,774
Adjustments to reconcile convertible loan of
minority shareholders						8,226	8,226	(24,484)	(16,258)
Adjustments to reconcile financial assets					7,075	999	8,074		8,074
Adjustment reconcile to Capital gain from sale of
subsidiary operation		(1,468)				(95,857)	(97,325)	(15,373)	(112,698)
Adjustments to reconcile Currency Translation				7,642			7,642		7,642

Total shareholders' equity by the IFRS	26,731	1,209,613	(139,148)	50,518	2,154	91,574	1,241,442	144,305	1,385,747

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 5 – The transition to International Financial Reporting Standards (IFRS) (Continued):

2) Reconciliation of consolidated Balance Sheets:

	By US GAAP	Development Costs	Coverable Loans	Retirement Funds	Conditioned Proceeds	By IFRS
	N I S I n t h o u s a n d s
		Note 5b(1)	Note 5b(5)	Note 5b(4)	Note 5b(2)

BALANCE AT January 1, 2005
Current Assets	1,026,446					1,026,446
Non-Current Assets	154,606	112,204		314	6,178	273,302

Total Assets	1,181,052	112,204	-,-	314	6,178	1,299,748

Current Liabilities	424,691				6,178	430,869
Non-Current Liabilities	73,542		2,158	(2,477)		73,223

Total Liabilities	498,233	-,-	2,158	(2,477)	6,178	504,092

Total shareholders' equity	682,819	112,204	(2,158)	2,791	-,-	795,656

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 5 – The transition to International Financial Reporting Standards (IFRS) (Continued):

	By US GAAP	Development Costs	Coverable Loans	Retirement Funds	Conditioned Proceeds	By IFRS
	N I S I n t h o u s a n d s
	Note 5b(1)	Note 5b(3)	Note 5b(5)	Note 5b(4)	Note 5b(2)	Note 5b(6)

BALANCE AT September 30, 2005
Current Assets	1,133,251					1,133,251
Non-Current Assets	136,855	132,121		1,306	(1,053)	269,229

Total Assets	1,270,106	132,121	-,-	1,306	(1,053)	1,402,480

Current Liabilities	428,579					428,579
Non-Current Liabilities	70,423		16,599	(2,511)		84,511

Total Liabilities	499,002	-,-	16,599	(2,511)	-,-	513,090

Total shareholders' equity	771,104	132,121	(16,599)	3,817	(1,053)	889,390

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 5 – The transition to International Financial Reporting Standards (IFRS) (Continued):

	By US GAAP	Development Costs	Payment based Shares	Coverable Loans	Retirement Funds	Capital gain drom sale of subsidiary operation	Financial Assets	Differences from translation of foreign currency	By IFRS
	N I S I n t h o u s a n d s
		Note 5b(1)	Note 5b(3)	Note 5b(5)	Note 5b(4)	Note 5b(2)	Note 5b(6)

BALANCE AT December 31, 2005
Current Assets	1,460,339								1,460,339
Non-Current Assets	155,402				170		8,285		163,857

Total Assets	1,615,741			-,-	170		8,285		1,624,196

Current Liabilities	213,202			16,773					229,975
Non-Current Liabilities	8,778				(304)				8,474

Total Liabilities	221,980			16,773	(304)		-,-		238,449

Total shareholders' equity	1,393,761			(16,773)	474		8,285		1,385,747

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 5 – The transition to International Financial Reporting Standards (IFRS) (Continued):

3) Reconciliation of consolidated statements of income (loss):

	9 months ended September 30, 2005
	By US GAAP	Adjustment to reconcile to IFRS	By IFRS

	N I S I n t h o u s a n d s

Financial income	13,426		13,426
Other income	4,317		4,317
General and administrative expenses	(8,451)	(209)	(8,660)
Financial expenses	(364)	(648)	(1,012)
Other expenses	(155)		(155)
Share in results of associated company (including capital gain from
sale of associated company)	13,731		13,731

Income before taxes on income	22,504	(857)	21,647
Taxes on income / (tax benefits)	2,880		2,880

Net income from continuing operations	19,624	(857)	18,767

Net income (loss) from discontinued operation	25,982	(2,981)	23,001

Net income (loss) for the period	45,606	(3,838)	41,768

Related net income (loss) for the period:
Company shareholders	36,062	13,392	49,454
Minority Shareholders	9,544	(17,230)	(7,686)

Total	45,606	(3,838)	41,768

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 5 – The transition to International Financial Reporting Standards (IFRS) (Continued):

	3 months ended September 30, 2005
	By US GAAP	Adjustment to reconcile to IFRS	By IFRS

	N I S I n t h o u s a n d s

Financial income	5,153		5,153
Other income	626		626
General and administrative expenses	(2,976)	(64)	(3,040)
Financial expenses	(364)	(25)	(389)
Other expenses	(2)		(2)
Share in results of associated company (including capital gain from
sale of associated company)	9,544		9,544

Income before taxes on income	11,981	(89)	11,892
Taxes on income / (tax benefits)	1,056		1,056

Net income from continuing operations	10,925	(89)	10,836
Net income from discontinued operation	7,533	3,463	10,996

Net income for the period	18,458	3,374	21,832

Related net income for the period:
Company shareholders	15,802	2,822	18,624
Minority Shareholders	2,656	552	3,208

Total	18,458	3,374	21,832

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 5 – The transition to International Financial Reporting Standards (IFRS) (Continued):

	Year ended December 31, 2005
	By US GAAP	Adjustment to reconcile to IFRS	By IFRS

	N I S I n t h o u s a n d s

Financial income	19,913		19,913
Other income	4,504		4,504
General and administrative expenses	(13,296)	(193)	(13,489)
Financial expenses	(700)	(655)	(1,355)
Other expenses	(431)		(431)
Share in results of associated company (including capital gain from
sale of associated company)	13,731		13,731

Income before taxes on income	23,721	(848)	22,873
Taxes on income / (tax benefits)	(422)		(422)

Net income from continuing operations	24,143	(848)	23,295
Net income (loss) from discontinued operation	640,236	(141,522)	498,714

Net income (loss) for the period	664,379	(142,370)	522,009

Related net income (loss) for the period:
Company shareholders	496,902	(73,786)	423,116
Minority Shareholders	167,477	(68,584)	98,893

Total	664,379	(142,370)	522,009

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 6 – Dividend income

During the course of the first quarter of the year 2006 the Company recorded income in the amount of 1.8 million Dollars in respect of the Dividend that was received from the company Real Time Image Ltd. (hereinafter – “RTI”), following the sale of RTI in 2005. The investment in RTI is presented in the Company’s balance sheet under financial assets available for sale within the framework of non-current assets in the Company’s balance sheet. The gain is presented under “other income” in the statement of income for the nine months period ended September 30, 2006 .

Note 7 – Controlling interests

In May 2006 the Company’s main shareholders, Discount Investments Corporation Ltd. (DIC) and Clal Industries and Investment Ltd. (CII) entered into an agreement for the sale of the entire holdings of CII (24.85%) and DIC (24.54%) in the Company to Israel Petrochemical Enterprise Ltd. for an overall consideration of approximately NIS 745 million (approximately 165 million Dollars or 8.776 Dollars per share), and subject, inter alia, to a mechanism for adjusting the consideration in respect of the distribution of a dividend by Scailex Vision and in respect of tax refunds that are to be received by certain of the Company’s subsidiary companies. Within the framework of the agreement, Petrochemicals undertook to cause Scailex Vision carry out a distribution to the shareholders at an early point in time in a reasonable manner until the distribution of all of the cash that would be in Scailex Vision’s hands and also to cause the voluntary winding up of Scailex Vision with the completion of the distributions, as aforesaid. The sale transaction was completed in July 2006 and in accordance with the mechanism for adjusting the consideration, the amount of the overall consideration that Petrochemicals paid to DIC and to CII in respect of the said shares amounted to approximately NIS 746.7 million (approximately 167.6 million Dollars).

Note 8 – Subsequent events

A.	On November 9, 2006 the company XMPie Inc. was sold to the company Xerox Corporation, for a consideration of approximately 48 million Dollars. The investment in XMPie Inc. is presented in the Company’s financial statements under financial assets available for sale, within the framework of financial assets available for sale under non-current assets in the Company’s balance sheets. The Company’s management is of the opinion that its share of the consideration is 1.5 million Dollars, of which approximately 1.3 million Dollars had been received by the Company as of December 2006.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS Of SEPTEMBER 30, 2006
(Unaudited)

Note 8 – Subsequent events (Continued)

B.	On January 4, 2007 Jemtex (see Note 1 B (3))) entered into an investment agreement with a third party investor, and subsequent to this the Company was paid an amount of 1 million Dollars (with the addition of interest) in respect of the loans and these were repaid in fill. Similarly, within the framework of the investment agreement, inter alia, the terms of the sale agreement that was signed with the management of Jemtex were amended as follows: The Company waived the overwhelming majority of the veto rights that had been afforded it under Jemtex’s articles of association and in addition the Company rights to receive information were reduced; it was agreed that the protection given to the Company to maintain the Company’s holdings at a rate of 15% of the company’s share capital on a fully diluted basis, will stay in effect until August 2009 and thereafter the Company’s right to receive at least 3 million Dollars from the assets available for distribution will be partially maintained opposite the managers, in accordance with the terms that have been determined in the agreement/ The Company received an option to invest 3 million Dollars in shares in Jemtex at a valuation of the company (pre money) of 20 million Dollars and it was also determined that this option will be in force until August 3, 2009 (inclusive).

C.	As of the date of this report, the Company is examining the feasibility of purchasing shares in the Oil Refineries ltd. (hereafter “ORL”), within the framework of the planned privatization of ORL, which is expected to take place at the first quarter of 2007, in accordance with the privatization Layout that publicized by the Israeli treasury ministry For that purpose the Company has entered into a shareholders agreement with an foreign company, (which is controlled by one of the largest companies in the world in the filed of natural resources) in respect of the setting up, financing and operation of a subsidiary company, (which will be under the control of the company) which will compete for the acquisition of the control of the ORL, within the framework of the expected privatization.

In general, if the Company will participate in the privatization framework the bid will take place from the subsidiary as said above. To the report date, the Company hasn’t decided finally if to participate in ORL bid and in which conditions. Additionally there is uncertainty if in case of participation in the bid, if the Company will succeed to win a control in ORL or in any material holdings.